
05001876

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MortgageIT Securities Corp.	0001305551
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 14, 2005, Series 2005-1	333-119686

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
JAN 25 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: ______________________________
Name: John R. Cuti
Title: Secretary

Dated: January 14, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$1,004,540,000 (approximate)
MortgageIT Trust 2005-1

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

January 12, 2005


UBS
Investment
Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by MortgageIT Holdings, Inc. (the "Seller"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC	
Asset-Backed Finance	
Paul Scialabba	(212) 713-9832
Steven Warjanka	(212) 713-2466
Peo Lopansri	(212) 713-1427
George Tasolides	(212) 713-2799
MBS Trading	
Brian Bowes	(212) 713-2860
Adam Yarnold	(212) 713-2860
Margarita Genis	(212) 713-2860

$1,004,540,000 (approx.) MortgageIT Trust 2005-1

Characteristics of the Notes (1), (2), (3):

Class	Expected Class Size $	Expected Ratings (S&P/Moody's)	Bond Type	Interest Accrual Basis	WAL (yrs) to Call/ Maturity	Pmt. Window (mos.) to Call/Maturity	Final Scheduled Maturity
1-A-1	667,945,000.00	AAA/Aaa	Super Senior/ Floater (4)	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
1-A-2	74,216,000.00	AAA/Aaa	Senior Support/ Floater (4)	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
2-A	111,811,000.00	AAA/Aaa	Senior Fixed/Floater (5)	30/360	2.63/ 2.63	1-59/ 1-59	January 25, 2035
1-M-1	84,185,000.00	AAA/NR	Mezzanine Floater (6)	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
1-M-2	23,926,000.00	AA/NR	Mezzanine Floater (6)	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
2-M-1	17,108,000.00	AAA/NR	Mezzanine Floater (5)	30/360	2.63/ 2.63	1-59/ 1-59	January 25, 2035
2-M-2	2,694,000.00	AA/NR	Mezzanine Floater (5)	30/360	2.63/ 2.63	1-59/ 1-59	January 25, 2035
1-B-1	19,496,000.00	A/NR	Mezzanine Floater (6)	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
2-B-1	943,000.00	A+/NR	Mezzanine Floater (5)	30/360	2.63/ 2.63	1-59/ 1-59	January 25, 2035
1-B-2	2,216,000.00	A-/NR	Mezzanine Floater (6)	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
Total	1,004,540,000						

(1) Subject to this footnote (1), class sizes subject to a permitted variance in the aggregate of +/-10%. Class sizes are also subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC"), cross-collateralization , net swap payments and excess spread. Distributions on the Class 1-A-1, 1-A-2, 1-M-1, 1-M-2, 1-B-1 and 1-B-2 Notes will be derived primarily from a pool of adjustable rate mortgage loans with initial fixed rate periods of 6 months, 3 years, and 5 years, that adjust semi-annually or annually thereafter ("Group 1 Mortgage Loans"). Distributions on the Class 2-A, 2-M-1, 2-M-2 and 2-B-1 Notes will be primarily derived from a pool of 5/1 adjustable rate low coupon loans. The class sizes of the Class 1-A-1, Class 1-A-2 and Class 2-A Notes will also be subject to investor demand, provided that the initial principal balance of the Class 1-A-1 Notes will be 90% of the initial aggregate principal balance of the Class 1-A-1 Notes and 1-A-2 Notes.

(2) Pricing Prepayment Assumption: [25]% CPR for group 1 and [25]% CPB for group 2

(3) Credit enhancement for the Group 1 Notes will be provided by a combination of subordination provided to the Class 1-A-1 Notes and 1-A-2 Notes by the Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes (and, in the case of the Class 1-A-1 Notes only, also by the Class 1-A-2 Notes), OC, cross-collateralization, net swap payments and excess spread all to the extent described herein. Credit enhancement for the Group 2 Notes will be provided by a combination of subordination provided to the Class 2-A Notes by the Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, OC, cross-collateralization and excess spread all to the extent described herein. The initial OC amount for each loan group will equal [1.60]% of the aggregate stated principal balance of the related mortgage loans as of the Cut-Off Date.

(4) The Note Interest Rate for each of the Class 1-A-1 Notes and Class 1-A-2 Notes will be a per annum rate equal to the least of (a) One-Month LIBOR plus [ ]% and [ ]% per annum, respectively (b) 11.500% and (c) the related Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class 1-A-1 Notes and Class 1-A-2 Notes will increase to 2 times their respective original margins.

(5) The Note Interest Rate for each of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes will be equal to a fixed rate of 4.25% per annum for the first [57] Payment Dates. Thereafter, the Note Interest Rate for each of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes will be a per annum rate equal to (a) One-Month LIBOR plus [1.25]% per annum, (b) [11.50]% , and the related Available Funds Rate as described herein.

(6) The Note Interest Rate for the Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes will be a per annum rate equal to (a) One-Month LIBOR plus [ ]%, [ ]%, [ ] % and [ ]% per annum respectively, (b) [11.500]% and (c) the related Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes will increase to [1.5] times their respective original margins.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. After an initial fixed rate period of 6 months, 3 years or 5 years, the interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or annually based on One-Year CMT or One-Year LIBOR to equal the related index plus a margin. The mortgage pool will be divided into two separate loan groups, "Loan Group 1" and "Loan Group 2".

- [78.00]% of the mortgage loans are interest-only for the first 3, 5 or 10 years after origination and then fully amortize over the remaining term. Approximately [13.43]% of the mortgage loans have penalties for full or partial prepayments.
- Approximately [57.96]% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). Approximately [35.05]% of the mortgage loans are originated based on the stated income of the borrower.
- The two states with the largest concentration are California [(62.66%)] and Arizona [(7.18%)].
- The weighted average FICO score is [732].
- The weighted average LTV is [72.66]%. The weighted average CLTV including subordinate financing at the time of origination is [79.42]%.
- All the mortgage loans with LTVs greater than 80% have primary mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).
- Approximately [51.39]% of the mortgage loans have conforming balances based upon the loan size limits as set by Fannie Mae and Freddie Mac.

More detailed collateral information is provided in the tables attached hereto.

SUMMARY OF TERMS:

Depositor:	MortgageIT Securities Corp.
Mortgage Loan Seller:	MortgageIT Holdings, Inc. (an affiliate of the Depositor).
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Originator:	MortgageIT, Inc.
Servicer:	MortgageIT Holdings, Inc.
Sub-Servicer	GMAC Mortgage Corporation.
Lead Manager:	UBS Securities LLC.
1Co-Managers:	Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee and Swap Administrator:	Deutsche Bank National Trust Company.
Custodian:	Deutsche Bank National Trust Company.
Yield Maintenance Provider:	[ ].
Swap Provider:	[ ].
Rating Agencies:	Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc.
Notes:	The Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes (together, the "Group 1 Notes") The Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes (together, the "Group 2 Notes").
Cut-off Date:	January 1, 2005.
Settlement Date:	On or about January 19, 2005.
Payment Date:	25th day of each month (or the next business day if such day is not a business day), commencing in February, 2005.
Optional Clean-Up Call:	The majority holder of the Owner Trust Certificate may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that MortgageIT Holdings, Inc. will retain the Owner Trust Certificate.

Registration:	All of the Notes will be available in book-entry form through DTC, Euroclear and Clearstream.
Minimum Denominations:	All of the Notes will be issued in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Legal Structure:	Owner Trust.
ERISA Considerations:	The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The Class 1-A-1, Class 1-A-2, Class 2-A, Class 1-M-1, Class 1-M-2, Class 2-M-1, and Class 2-M-2 Notes will, be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate (including the Master Servicing fee) of [38] basis points. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Interest Payments: On each Payment Date, holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the related Accrual Period, and any interest due on a prior Payment Date that was not paid.

The "Accrual Period" for the Group 1 Notes will be the period from and including the preceding Payment Date (or from the January 25, 2005 with respect to the first Payment Date) to and including the day prior to the current Payment Date. The "Accrual Period" for the Group 2 Notes will be the calendar month prior to the Distribution Date. The Indenture Trustee will calculate interest on all the Notes on a 30/360 basis. The Group 1 Notes will settle flat on the Closing Date.

Credit Enhancement:

Group 1 Notes

- **Subordination:**

Initially, [17.25]% for the Class 1-A-1 Notes, [16.25]% for the Class 1-A-2 Notes, [6.75]% for the Class 1-M-1 Notes, [4.05]% for the Class M-2 Notes and [1.85]% for the Class 1-B-1 Notes.

- **Overcollateralization ("OC"):**

Initial (% Orig.)	1.60%
OC Target Amount (% Orig.)	1.60%
Stepdown (% Current)	3.20%
OC Floor (% Orig.)	0.50%

- **Excess spread** (excluding any Net Swap Payments payable to the trust):

Will initially be equal to approximately [2.04]% per annum (before losses) as of the Cut-off Date, and is expected to be available to cover losses and to maintain the OC Target Amount.

- **Cross-collateralization:**

The trust provides for cross-collateralization through the application of Net Monthly Excess Cashflow generated by Loan Group 2 to cover losses and to fund the required level of OC in Loan Group 1 to the extent not covered by the Net Monthly Excess Cashflow for Loan Group 1.

- **Balance Guarantee Swap:**

Any Net Swap Payments payable to the trust, remaining after payments of any Basis Risk Shortfall Carryforward Amounts with respect to the Group 1 Notes, will be included in Net Monthly Excess Cashflows for Loan Group 1 and will distributed solely to the Group 1 Notes in the manner and priority described herein.

Credit Enhancement:

Group 2 Notes

- **Subordination:**

Initially, [17.00]% for the Class 2-A Notes, [4.30]% for the Class 2-M-1 Notes and [2.30]% for the Class 2- M-2 Notes.

- **Overcollateralization ("OC"):**

Initial (% Orig.)	1.60%
OC Target Amount (% Orig.)	1.60%
Stepdown (% Current)	3.20%
OC Floor (% Orig.)	0.50%

- **Excess spread:**

Will initially be equal to approximately [0.34]% per annum (before losses) as of the Cut-off Date, and is expected to be available to cover losses and to maintain the OC Target Amount.

- **Cross-collateralization:**

The trust provides for cross-collateralization through the application of Net Monthly Excess Cashflow generated by Loan Group 1 (not including any Net Swap Payments payable to the trust) to cover losses and to fund the required level of OC for Loan Group 2 to the extent not covered by the Net Monthly Excess Cashflow for Loan Group 2.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan during the related due period.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Dates with interest thereon at the related Note Interest Rate.

Basis Risk Shortfall Carryforward Amount:	As of any Payment Date on which the Note Interest Rate for a class of Notes is calculated based on the related Available Funds Rate, the sum of (i) the excess, if any, of (a) the amount of Accrued Note Interest on such Notes calculated using the lesser of (x) one-month LIBOR plus the related margin and (y) [11.50]% per annum over (b) the amount of Accrued Note Interest calculated thereon using a Note Interest Rate equal to the related Available Funds Rate for such Payment Date and (ii) the Basis Risk Shortfall Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.
Available Funds Rate:	For any Payment Date and the Group 1 Notes, the per annum rate equal to (A) the product of (i) the weighted average of the Net Mortgage Rates on the Group 1 Mortgage Loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Group 1 Notes immediately prior to such Payment Date, plus (B) an amount, expressed as a per annum rate, equal to any Net Swap Payment payable to the trust under the Balance Guarantee Swap for such Payment Date, divided by the aggregate Note Principal Balance of the Group 1 Notes immediately prior to such Payment, and minus (C) the sum of (x) an amount, expressed as a per annum rate, equal to the sum of (1) any Net Swap Payment payable to the Swap Provider under the Balance Guarantee Swap for such Payment Date and (2) any Swap Termination Payment payable to the Swap Provider under the Balance Guarantee Swap for such Payment Date, divided by the aggregate Note Principal Balance of the Group 1 Notes immediately prior to such Payment Date. For any Payment Date and the Group 2 Notes, the per annum rate equal to (A) the product of (i) the weighted average of the Net Mortgage Rates on the Group 2 Mortgage Loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Group 2 Notes immediately prior to such Payment Date.
Principal Distribution Amount:	With respect to any Payment Date, the related Basic Principal Distribution Amount plus the related Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Payment Date and each group of Notes, the lesser of (a) the excess of (i) the available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such Payment Date and (b) the related Principal Funds for such Payment Date.
Extra Principal Distribution Amount:	With respect to any Payment Date and each group of Notes, the lesser of (x) the related Net Monthly Excess Cashflow for such Payment Date and (y) the related Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: For any Payment Date and each loan group, the sum of (1) excess of (x) the available funds with respect to such loan group for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest and Principal Funds for the Notes and (2) with respect to the Group 1 Notes the amount of any Net Swap Payments payable to the trust pursuant to the Balance Guarantee Swap to the extent remaining after covering any Basis Risk Shortfall Amounts for such Payment Date.

Priority of Payments: On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

Group 1 Notes

Interest will be distributed pro rata to the holders of the Class 1-A-1, and Class 1-A-2 Notes, and then sequentially to the holders of the Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

Group 2 Notes

Interest will be distributed sequentially to the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

Principal Distributions:
Principal will be distributed to the extent of the related Basic Principal Distribution Amount to the holders of all the Notes, pro rata.

Net Monthly Excess Cashflow:

Group 1 Notes

On each Payment Date, the Net Monthly Excess Cashflow for Loan Group 1 will be distributed in the following order of priority:

1) To the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, pro rata, in an amount equal to any related Undercollateralized Amount, payable to such holders as part of the related Principal Distribution Amount;
2) To the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, pro rata, in an amount equal to any related Undercollateralized Amount to the extent not covered by related Net Monthly Excess Cashflow, payable to such holders as part of the related Principal Distribution Amount;
3) To the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount, payable to such

holders as part of the related Principal Distribution Amount;

4) To the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount to the extent not covered by related Net Monthly Excess Cashflow, payable to such holders as part of the related Principal Distribution Amount;
5) sequentially to the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes;
6) sequentially to the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes to the extent not covered by related Net Monthly Excess Cashflow;
7) sequentially to the holders of the Class 1-A, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, in that order, any related Basis Risk Shortfall Carryforward Amount for such Notes on such Payment Date (provided that amounts allocated to the Class 1-A Notes will be allocated on a pro rata basis between the Class 1-A-1 Notes and Class 1-A-2 Notes) after first applying the proceeds (if any) received under the Balance Guarantee Swap and the Yield Maintenance Agreements on or immediately prior to such Payment Date, such proceeds distributed to the Notes in the same priority as described above in this paragraph (7); and
8) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Group 2 Notes

On each Payment Date, the Net Monthly Excess Cashflow for Loan Group 2 will be distributed in the following order of priority:

1) To the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, pro rata, in an amount equal to the related Undercollateralized Amount, payable to such holders as part of the related Principal Distribution Amount;
2) To the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, pro rata, in an amount equal to any related Undercollateralized Amount to the extent not covered by related Net Monthly Excess Cashflow, payable to such holders as part of the related Principal Distribution Amount;
3) To the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the related Principal Distribution Amount;
4) To the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, pro rata, in an amount equal to any related Undercollateralized Amount to the extent not covered

by related Net Monthly Excess Cashflow, payable to such holders as part of the related Principal Distribution Amount;

5) sequentially to the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes;
6) sequentially to the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1, and Class 1-B-2 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes to the extent not covered by related Net Monthly Excess Cashflow;
7) sequentially to the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, in that order, any related Basis Risk Shortfall Carryforward Amount for such Notes on such Payment Date, such proceeds distributed to the Notes in the same priority as described above in this paragraph (7); and
8) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Undercollateralized Amount: With respect to any Payment Date and each loan group, the excess, if any, of (x) the aggregate Note Principal Balance of the related Notes (after giving effect to distributions to those Notes of the related Basic Principal Distribution Amount on such Payment Date), over (y) the sum of the aggregate stated principal balance of the related Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses on the related Mortgage Loans during the related Prepayment Period).

Overcollateralization Deficiency Amount: For any Payment Date and each loan group, the amount, if any, by which the related Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: With respect to any Payment Date and the Group 1 Mortgage Loans, (a) if such Payment Date is prior to the Group 1 Stepdown Date, [1.60]% of the aggregate stated principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, or (b) if such Payment Date is on or after the Group 1 Stepdown Date, the greater of (i) [3.20]% of the then current aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the related due period and (ii) the related Overcollateralization Floor; provided, however, that if a Group 1 Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount for the Group 1 Mortgage Loans shall equal the applicable Overcollateralization Target Amount from the immediately preceding Payment Date.

With respect to any Payment Date and the Group 2 Mortgage Loans, (a) if such Payment Date is prior to the Group 2 Stepdown Date, [1.60]% of the aggregate stated principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, or (b) if such Payment Date is on or after the Group 2 Stepdown Date, the greater of (i) [3.20]% of the then current aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the related due period and (ii) the related Overcollateralization Floor; provided, however, that if a Group 2 Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount for the Group 2 Mortgage Loans shall equal the applicable Overcollateralization Target Amount from the immediately preceding Payment Date.

Overcollateralization Amount: For any Payment Date and each loan group, the amount, if any, by which (i) the aggregate stated principal balance of the mortgage loans in such loan group exceeds (ii) the aggregate principal balance of the related Notes.

Group 1 Step-Down Date: The later to occur of (x) the Payment Date in February 2008 and (y) the first Payment Date on which the aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group 1 Mortgage Loans as of the Cut-off Date.

Group 2 Step Down Date: The later to occur of (x) the Payment Date in February 2008 and (y) the first Payment Date on which the aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

Group 1 Trigger Event: A Group 1 Trigger Event is in effect with respect to any Payment Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds [6.00]% of the aggregate stated principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, or (ii) cumulative realized losses on the Group 1 Mortgage Loans as a percentage of the initial aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[1.00]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Months 61-72	[1.15]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Month 73 and thereafter	[1.30]%

Group 2 Trigger Event: A Group 2 Trigger Event is in effect with respect to any Payment Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds [6.00]% of the aggregate stated principal

balance of the Group 2 Mortgage Loans as of the Cut-off Date, or (ii) cumulative realized losses on the Group 2 Mortgage Loans as a percentage of the initial aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[1.00]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Months 61-72	[1.15]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Month 73 and thereafter	[1.30]%

Sixty-Plus Delinquency Percentage:

With respect to any Payment Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the related mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Payment Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the related mortgage loans immediately preceding that Payment Date.

Realized Losses:

Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses:

Group 1 Loans

Any Realized Losses on the Group 1 Loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow from the related loan group, second, to the Net Monthly Excess Cashflow from Loan Group 2, third, in reduction of the related Overcollateralization Amount, fourth, in the reduction of the non-related Overcollateralization Amount to the extent described herein, fifth to the Class 1-B-2 Notes until their Note Principal Balance is reduced to zero, sixth, to the Class 1-B-1 Notes until their Note Principal Balance is reduced to zero, seventh, to the Class 1-M-2 Notes until their Note Principal Balance is reduced to zero and eighth, to the Class 1-M-1 Notes until their Note Principal Balance is reduced to zero. Thereafter, Realized Losses will be allocated to the Class 1-A-2 Notes until their Note Principal Balance is reduced to zero, and then to the Class 1-A-1 Notes.

Group 2 Loans

Any Realized Losses on the Group 2 Loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow from the related loan group, second, to the Net Monthly Cashfow from Loan Group 1 to the extent described herein, third in reduction of the related Overcollateralization Amount, fourth, in reduction of the non-related Overcollateralization Amount, fifth, to the Class 2-B-1 Notes until their Note Principal Balance is reduced to zero, sixth, to the Class 2-M-2 Notes until their Note Principal Balance is reduced to zero, and seventh, to the Class 2-M-1 Notes until their Note Principal Balance is reduced to zero. Thereafter, Realized Losses will be allocated to the Class 2-A Notes.

Once Realized Losses have been allocated to any class of Notes, such amounts with respect to such Notes will no longer accrue interest. However, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow as an Allocated Realized Loss Amount.

Allocated Realized Loss Amount: With respect to any class of Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from any previous Payment Dates.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a yield maintenance agreement purchased with respect to the 5/1 hybrid ARM loans, which is intended to partially mitigate the interest rate risk with respect to the Group 1 Notes that could result from the difference between the Note Interest Rate on any class of Notes (calculated as if it were not subject to the related Available Funds Rate) and the related Available Funds Rate (the "Yield Maintenance Agreement").

On each Payment Date, payments under the Yield Maintenance Agreement related to the 5/1 hybrid loans will be made on a notional amount based on an amortization schedule applying [18]% CPR through [December 2009] (assuming no losses or delinquencies), and zero thereafter.

The notional amount schedule for each of the Yield Maintenance Agreements is attached hereto

Balance Guarantee Swaps: On the Closing Date, the trust will enter into two Balance Guarantee Swaps with swap notional amounts which are initially equal to approximately $[229,377,823] and $[120,406,837], respectively, and which will amortize in accordance with the terms of the related Balance Guarantee Swap. Under each Balance Guarantee Swap, on each Distribution Date during the term thereof, the trust shall be obligated to pay to the Swap Provider an amount equal to [3.43]% and [3.7]%, respectively, per annum on the related swap notional amount (the "Fixed Swap Payment") and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR on the related swap notional amount (the "Floating Swap Payment"). Under each Balance Guarantee Swap, only the net amount of the two obligations will be paid by the appropriate party

("Net Swap Payment"). See the attached schedules for amortizing swap notional amounts.

Any Net Swap Payment payable to the trust under each Balance Guarantee Swap will be available to cover any Basis Risk Shortfall Carryforward Amount with respect to the Group 1 Notes, and the remainder will be added to the related Net Monthly Excess Cashflow and distributed in accordance with the terms set forth in the Indenture.

Upon early termination of each Balance Guarantee Swap, either the trust or the Swap Provider may be required to make a termination payment (the ''Swap Termination Payment'') to the other party, regardless of which party caused the termination. The Swap Termination Payment for each Balance Guarantee Swap will be computed in accordance with the procedures set forth therein. **In the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Payment Date, and on any subsequent Payment Dates until paid in full, prior to distributions to Noteholders, provided the termination did not occur as a result of an event of default with respect to the Swap Provider or certain other termination events (as provided in each Balance Guarantee Swap) with respect to the Swap Provider.**

Prospectus:

The Notes will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Notes and the mortgage loans is contained in the Prospectus.. Sales of the Notes may not be consummated unless the purchaser has received the prospectus.

Total Mortgage Loans

	Minimum	Maximum	Average
Original Principal Balance	$ 37,600	$ 1,000,000	$ 303,741
Outstanding Principal Balance	$ 37,600	$ 1,000,000	$ 303,741
Original Term	360	360	360
Stated remaining Term	348	360	359
Loan Age	0	12	1
Current Interest Rate	3.875%	6.875%	5.162%
Initial Interest Rate Cap	0.000%	6.000%	5.175%
Periodic Rate Cap	0.000%	2.000%	1.988%
Gross Margin	2.250%	3.000%	2.412%
Maximum Mortgage Rate	7.125%	17.375%	10.853%
Minimum Mortgage Rate	2.250%	3.000%	2.412%
Months to Roll	4	60	51
Original Loan-to-Value	7.85%	95.00%	72.66%
Credit Score	0	816	732

Lien Position	# of Loans	Aggregate Balance $	% of Aggregate Balance
1	3,361	$1,020,874,846	100.00
Total:	**3,361**	**$1,020,874,846**	**100.00**

Year of Origination	# of Loans	Aggregate Balance $	% of Aggregate Balance
2004	3,361	$1,020,874,846	100.00
Total:	**3,361**	**$1,020,874,846**	**100.00**

Amortization Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Interest Only	2609	796,305,902	78.00
Fully Amortizing	752	224,568,944	22.00
Total:	**3,361**	**$1,020,874,846**	**100.00**

Current Gross Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
3.501% - 4.000%	10	$3,175,450	0.31
4.001% - 4.500%	187	73,017,425	7.15
4.501% - 5.000%	1,117	386,678,036	37.88
5.001% - 5.500%	1,399	374,641,315	36.70
5.501% - 6.000%	561	156,144,770	15.30
6.001% - 6.500%	78	24,531,700	2.40
6.501% - 7.000%	9	2,686,150	0.26
Total:	**3,361**	**$1,020,874,846**	**100.00**

Stated Remaining Term to Maturity	# of Loans	Aggregate Balance $	% of Aggregate Balance
301 - 348	1	$560,000	0.05
349 - 360	3,360	1,020,314,846	99.95
Total:	**3,361**	**$1,020,874,846**	**100.00**

Product Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
3/ 6 MONTH LIBOR	808	$225,288,514	22.07
3/1 ARM 1 YR CMT	273	92,748,546	9.09
3/1 ARM 1 YR LIBOR	64	24,297,800	2.38
5/ 6 MONTH LIBOR	1,353	338,004,684	33.11
5/1 ARM 1 YR CMT	574	233,877,059	22.91
5/1 ARM 1 YR LIBOR	269	99,208,443	9.72
6 MONTH LIBOR	20	7,449,800	0.73
Total:	**3,361**	**$1,020,874,846**	**100.00**

State Distribution	# of Loans	Aggregate Balance $	% of Aggregate Balance
Alabama	3	$532,950	0.05
Arizona	356	73,282,297	7.18
Arkansas	1	84,800	0.01
California	1,724	639,705,982	62.66
Colorado	104	22,361,874	2.19
Connecticut	17	4,887,100	0.48
Delaware	3	730,800	0.07
District Of Columbia	3	900,000	0.09
Florida	173	42,774,287	4.19
Georgia	16	2,810,650	0.28
Hawaii	6	1,534,000	0.15
Illinois	135	33,130,750	3.25
Indiana	4	827,100	0.08
Iowa	5	643,900	0.06
Kansas	2	532,400	0.05
Maryland	49	15,439,550	1.51
Massachusetts	37	11,359,420	1.11
Michigan	7	1,258,850	0.12
Minnesota	53	10,563,750	1.03
Mississippi	1	171,275	0.02
Missouri	8	1,693,900	0.17
Montana	7	1,253,750	0.12
Nebraska	1	107,200	0.01
Nevada	95	21,507,229	2.11

New Hampshire	4	792,400	0.08
New Jersey	26	7,539,560	0.74
New Mexico	2	372,000	0.04
New York	48	18,478,720	1.81
North Carolina	32	7,204,631	0.71
Oklahoma	8	965,000	0.09
Oregon	51	11,645,426	1.14
Pennsylvania	12	2,103,150	0.21
Rhode Island	3	1,012,000	0.10
South Carolina	1	162,400	0.02
Texas	105	20,337,550	1.99
Utah	5	890,800	0.09
Virginia	33	10,028,045	0.98
Washington	160	38,940,800	3.81
Wisconsin	59	11,216,550	1.10
Wyoming	2	1,092,000	0.11
Total:	**3,361**	**$1,020,874,846**	**100.00**

Adjustment Type	**# of Loans**	**Aggregate Balance $**	**% of Aggregate Balance**
Arm	3,361	$1,020,874,846	100.00
Total:	**3,361**	**$1,020,874,846**	**100.00**

Original Loan To Value Ratio	**# of Loans**	**Aggregate Balance $**	**% of Aggregate Balance**
<= 50.00%	195	$58,794,445	5.76
50.01% - 55.00%	83	26,943,950	2.64
55.01% - 60.00%	127	42,827,250	4.20
60.01% - 65.00%	270	92,395,171	9.05
65.01% - 70.00%	285	103,915,355	10.18
70.01% - 75.00%	348	123,454,343	12.09
75.01% - 80.00%	1,942	550,256,125	53.90
80.01% - 85.00%	28	5,260,450	0.52
85.01% - 90.00%	58	11,931,788	1.17
90.01% - 95.00%	25	5,095,969	0.50
Total:	**3,361**	**$1,020,874,846**	**100.00**

Loan Purpose	# of Loans	Aggregate Balance $	% of Aggregate Balance
Purchase	1,666	$479,521,224	46.97
Cash Out Refinance	984	301,393,035	29.52
Rate/Term Refinance	711	239,960,587	23.51
Total:	**3,361**	**$1,020,874,846**	**100.00**

Property Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Townhouse	13	$3,899,630	0.38
Condominium	398	105,839,775	10.37
PUD	818	247,524,405	24.25
Single Family	1,991	620,564,361	60.79
Two- to Four Family	141	43,046,675	4.22
Total:	**3,361**	**$1,020,874,846**	**100.00**

Document Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Full	1,873	$591,693,444	57.96
No Doc	193	49,161,250	4.82
No Ratio	68	22,223,675	2.18
Stated Doc	1,227	357,796,477	35.05
Total:	**3,361**	**$1,020,874,846**	**100.00**

	# of	Aggregate	% of Aggregate

Owner Occupancy Status	Loans	Balance $	Balance
Investor	343	$80,848,083	7.92
Primary	2,930	916,516,867	89.78
Secondary	88	23,509,896	2.30
Total:	**3,361**	**$1,020,874,846**	**100.00**

Loan Age	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	1,275	$404,551,508	39.63
1	1,455	436,353,592	42.74
2	567	161,105,666	15.78
3	33	10,655,810	1.04
4	9	2,815,000	0.28
5	3	511,900	0.05
6	7	1,561,770	0.15
7	5	1,398,000	0.14
8	5	1,085,600	0.11
9	1	276,000	0.03
12	1	560,000	0.05
Total:	**3,361**	**$1,020,874,846**	**100.00**

Prepay Original Term	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	2,789	$883,753,055	86.57
36	564	135,219,041	13.25
60	8	1,902,750	0.19
Total:	**3,361**	**$1,020,874,846**	**100.00**

FICO Scores	# of Loans	Aggregate Balance $	% of Aggregate Balance
Not Available 0	1	$205,000	0.02
601 - 625	3	713,392	0.07
626 - 650	31	7,755,300	0.76
651 - 675	276	77,543,519	7.60
676 - 700	496	147,249,430	14.42
701 - 725	720	210,628,230	20.63
726 - 750	730	221,462,365	21.69
751 - 775	609	200,602,952	19.65
776 - 800	401	127,280,963	12.47
801 - 825	94	27,433,695	2.69
Total:	**3,361**	**$1,020,874,846**	**100.00**

Gross Margin	# of Loans	Aggregate Balance $	% of Aggregate Balance
2.001% - 2.500%	2,506	$691,530,841	67.74
2.501% - 3.000%	855	329,344,005	32.26
Total:	**3,361**	**$1,020,874,846**	**100.00**

Maximum Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
7.001% - 7.500%	1	$780,000	0.08
8.501% - 9.000%	2	724,500	0.07
9.001% - 9.500%	53	24,173,500	2.37
9.501% - 10.000%	569	230,113,244	22.54
10.001% - 10.500%	349	124,701,333	12.22
10.501% - 11.000%	558	159,170,792	15.59
11.001% - 11.500%	1,176	295,560,057	28.95
11.501% - 12.000%	557	155,609,320	15.24
12.001% - 12.500%	78	24,531,700	2.40
12.501% - 13.000%	9	2,686,150	0.26
16.001% - 16.500%	1	716,000	0.07
16.501% - 17.000%	7	1,732,250	0.17
17.001% - 17.500%	1	376,000	0.04
Total:	**3,361**	**$1,020,874,846**	**100.00**

Group 1 Mortgage Loans

	Minimum	Maximum	Average
Original Principal Balance	$ 37,600	$ 1,000,000	$ 294,211
Outstanding Principal Balance	$ 37,600	$ 1,000,000	$ 294,211
Original Term	360	360	360
Stated remaining Term	348	360	359
Loan Age	0	12	1
Current Interest Rate	3.875%	6.875%	5.203%
Initial Interest Rate Cap	0.000%	6.000%	5.195%
Periodic Rate Cap	0.000%	2.000%	1.986%
Gross Margin	2.250%	3.000%	2.381%
Maximum Mortgage Rate	7.125%	17.375%	10.991%
Minimum Mortgage Rate	2.250%	3.000%	2.381%
Months to Roll	4	60	49
Original Loan-to-Value	7.85%	95.00%	73.22%
Credit Score	0	816	730

Lien Position	# of Loans	Aggregate Balance $	% of Aggregate Balance
1	3,012	$886,162,658	100.00
Total:	**3,012**	**$886,162,658**	**100.00**

Year of Origination	# of Loans	Aggregate Balance $	% of Aggregate Balance
2004	3,012	$886,162,658	100.00
Total:	**3,012**	**$886,162,658**	**100.00**

Amortization Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Interest Only	2,383	703,506,197	79.39
Fully Amortizing	629	182,656,461	20.61
Total:	**3,012**	**$886,162,658**	**100.00**

Current Gross Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
3.501% - 4.000%	10	$3,175,450	0.36
4.001% - 4.500%	187	73,017,425	8.24
4.501% - 5.000%	768	251,965,848	28.43
5.001% - 5.500%	1,399	374,641,315	42.28
5.501% - 6.000%	561	156,144,770	17.62
6.001% - 6.500%	78	24,531,700	2.77
6.501% - 7.000%	9	2,686,150	0.30
Total:	**3,012**	**$886,162,658**	**100.00**

Stated Remaining Term to Maturity	# of Loans	Aggregate Balance $	% of Aggregate Balance
301 - 348	1	$560,000	0.06
349 - 360	3,011	885,602,658	99.94
Total:	**3,012**	**$886,162,658**	**100.00**

Product Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
3/ 6 MONTH LIBOR	808	$225,288,514	25.42
3/1 ARM 1 YR CMT	273	92,748,546	10.47
3/1 ARM 1 YR LIBOR	64	24,297,800	2.74
5/ 6 MONTH LIBOR	1,329	331,861,234	37.45
5/1 ARM 1 YR CMT	331	135,291,104	15.27
5/1 ARM 1 YR LIBOR	187	69,225,660	7.81
6 MONTH LIBOR	20	7,449,800	0.84
Total:	**3,012**	**$886,162,658**	**100.00**

State Distribution	# of Loans	Aggregate Balance $	% of Aggregate Balance
Alabama	2	$416,650	0.05
Arizona	338	66,913,577	7.55
Arkansas	1	84,800	0.01
California	1,494	540,543,597	61.00
Colorado	96	19,885,674	2.24
Connecticut	13	3,411,100	0.38
Delaware	3	730,800	0.08
District Of Columbia	3	900,000	0.10
Florida	166	41,461,104	4.68
Georgia	16	2,810,650	0.32
Hawaii	5	1,334,000	0.15
Illinois	122	29,304,850	3.31
Indiana	3	636,100	0.07
Iowa	5	643,900	0.07
Kansas	2	532,400	0.06
Maryland	45	14,188,450	1.60
Massachusetts	34	10,349,520	1.17
Michigan	7	1,258,850	0.14
Minnesota	48	9,487,000	1.07
Mississippi	1	171,275	0.02
Missouri	8	1,693,900	0.19
Montana	7	1,253,750	0.14
Nebraska	1	107,200	0.01
Nevada	94	21,202,229	2.39
New Hampshire	4	792,400	0.09
New Jersey	24	6,803,560	0.77
New Mexico	2	372,000	0.04
New York	44	16,459,020	1.86
North Carolina	25	5,533,431	0.62
Oklahoma	8	965,000	0.11
Oregon	44	9,558,326	1.08
Pennsylvania	9	1,400,150	0.16
Rhode Island	2	642,000	0.07
South Carolina	1	162,400	0.02
Texas	95	16,584,900	1.87

Utah	5	890,800	0.10
Virginia	31	9,535,045	1.08
Washington	153	36,589,200	4.13
Wisconsin	49	9,461,050	1.07
Wyoming	2	1,092,000	0.12
Total:	**3,012**	**$886,162,658**	**100.00**

Adjustment Type	**# of Loans**	**Aggregate Balance $**	**% of Aggregate Balance**
Arm	3,012	$886,162,658	100.00
Total:	**3,012**	**$886,162,658**	**100.00**

Original Loan To Value Ratio	**# of Loans**	**Aggregate Balance $**	**% of Aggregate Balance**
<= 50.00%	160	$44,517,345	5.02
50.01% - 55.00%	71	22,335,400	2.52
55.01% - 60.00%	105	32,975,950	3.72
60.01% - 65.00%	239	78,851,571	8.90
65.01% - 70.00%	241	86,087,055	9.71
70.01% - 75.00%	311	108,520,418	12.25
75.01% - 80.00%	1,778	491,232,462	55.43
80.01% - 85.00%	28	5,260,450	0.59
85.01% - 90.00%	55	11,405,238	1.29
90.01% - 95.00%	24	4,976,769	0.56
Total:	**3,012**	**$886,162,658**	**100.00**

Loan Purpose	# of Loans	Aggregate Balance $	% of Aggregate Balance
Purchase	1,540	$432,172,436	48.77
Cash Out Refinance	877	265,223,535	29.93
Rate/Term Refinance	595	188,766,687	21.30
Total:	**3,012**	**$886,162,658**	**100.00**

Property Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Townhouse	12	$3,479,630	0.39
Condominium	355	91,604,535	10.34
PUD	737	214,910,502	24.25
Single Family	1,773	535,710,316	60.45
Two- to Four Family	135	40,457,675	4.57
Total:	**3,012**	**$886,162,658**	**100.00**

Document Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Full	1,579	$478,329,439	53.98
No Doc	190	48,336,250	5.45
No Ratio	67	21,933,025	2.48
Stated Doc	1,176	337,563,944	38.09
Total:	**3,012**	**$886,162,658**	**100.00**

Owner Occupancy Status	# of Loans	Aggregate Balance $	% of Aggregate Balance
Investor	339	$79,906,183	9.02
Primary	2,596	786,250,799	88.73
Secondary	77	20,005,676	2.26
Total:	**3,012**	**$886,162,658**	**100.00**

Loan Age	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	1,181	$363,014,483	40.96
1	1,254	361,725,232	40.82
2	515	143,150,863	16.15
3	33	10,655,810	1.20
4	9	2,815,000	0.32
5	3	511,900	0.06
6	7	1,561,770	0.18
7	5	1,398,000	0.16
8	3	493,600	0.06
9	1	276,000	0.03
12	1	560,000	0.06
Total:	**3,012**	**$886,162,658**	**100.00**

Prepay Original Term	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	2,446	$750,488,167	84.69
36	558	133,771,741	15.10
60	8	1,902,750	0.21
Total:	**3,012**	**$886,162,658**	**100.00**

FICO Scores	# of Loans	Aggregate Balance $	% of Aggregate Balance
Not Available 0	1	$205,000	0.02
601 - 625	3	713,392	0.08
626 - 650	29	7,530,900	0.85
651 - 675	268	75,441,519	8.51
676 - 700	457	134,159,880	15.14
701 - 725	673	190,665,730	21.52
726 - 750	632	183,157,542	20.67
751 - 775	530	169,558,992	19.13
776 - 800	340	102,700,908	11.59
801 - 825	79	22,028,795	2.49
Total:	**3,012**	**$886,162,658**	**100.00**

Gross Margin	# of Loans	Aggregate Balance $	% of Aggregate Balance
2.001% - 2.500%	2,401	$655,778,758	74.00
2.501% - 3.000%	611	230,383,900	26.00
Total:	**3,012**	**$886,162,658**	**100.00**

Maximum Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
7.001% - 7.500%	1	$780,000	0.09
8.501% - 9.000%	2	724,500	0.08
9.001% - 9.500%	53	24,173,500	2.73
9.501% - 10.000%	244	101,544,506	11.46
10.001% - 10.500%	349	124,701,333	14.07
10.501% - 11.000%	534	153,027,342	17.27
11.001% - 11.500%	1,176	295,560,057	33.35
11.501% - 12.000%	557	155,609,320	17.56
12.001% - 12.500%	78	24,531,700	2.77
12.501% - 13.000%	9	2,686,150	0.30
16.001% - 16.500%	1	716,000	0.08
16.501% - 17.000%	7	1,732,250	0.20
17.001% - 17.500%	1	376,000	0.04
Total:	**3,012**	**$886,162,658**	**100.00**

Group 2 Mortgage Loans

	Minimum	Maximum	Average
Original Principal Balance	$ 40,000	$ 1,000,000	$ 385,995
Outstanding Principal Balance	$ 40,000	$ 1,000,000	$ 385,995
Original Term	360	360	360
Stated remaining Term	352	360	359
Loan Age	0	8	1
Current Interest Rate	4.875%	5.000%	4.896%
Initial Interest Rate Cap	5.000%	6.000%	5.046%
Periodic Rate Cap	2.000%	2.000%	2.000%
Gross Margin	2.250%	2.750%	2.617%
Maximum Mortgage Rate	9.875%	10.875%	9.942%
Minimum Mortgage Rate	2.250%	2.750%	2.617%
Months to Roll	52	60	59
Original Loan-to-Value	11.61%	94.98%	68.95%
Credit Score	644	814	745

Lien Position	# of Loans	Aggregate Balance $	% of Aggregate Balance
1	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Year of Origination	# of Loans	Aggregate Balance $	% of Aggregate Balance
2004	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Amortization Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Interest Only	226	92,799,705	68.89
Fully Amortizing	123	41,912,483	31.11
Total:	**349**	**$134,712,188**	**100.00**

Current Gross Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
4.501% - 5.000%	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Stated Remaining Term to Maturity	# of Loans	Aggregate Balance $	% of Aggregate Balance
349 - 360	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Product Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
5/ 6 MONTH LIBOR	24	$6,143,450	4.56
5/1 ARM 1 YR CMT	243	98,585,955	73.18
5/1 ARM 1 YR LIBOR	82	29,982,783	22.26
Total:	**349**	**$134,712,188**	**100.00**

State Distribution	# of Loans	Aggregate Balance $	% of Aggregate Balance
Alabama	1	$116,300	0.09
Arizona	18	6,368,720	4.73
California	230	99,162,385	73.61
Colorado	8	2,476,200	1.84
Connecticut	4	1,476,000	1.10
Florida	7	1,313,183	0.97
Hawaii	1	200,000	0.15
Illinois	13	3,825,900	2.84
Indiana	1	191,000	0.14
Maryland	4	1,251,100	0.93
Massachusetts	3	1,009,900	0.75
Minnesota	5	1,076,750	0.80
Nevada	1	305,000	0.23
New Jersey	2	736,000	0.55
New York	4	2,019,700	1.50
North Carolina	7	1,671,200	1.24
Oregon	7	2,087,100	1.55
Pennsylvania	3	703,000	0.52
Rhode Island	1	370,000	0.27
Texas	10	3,752,650	2.79
Virginia	2	493,000	0.37
Washington	7	2,351,600	1.75
Wisconsin	10	1,755,500	1.30
Total:	**349**	**$134,712,188**	**100.00**

Adjustment Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Arm	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Original Loan To Value Ratio	# of Loans	Aggregate Balance $	% of Aggregate Balance
<= 50.00%	35	$14,277,100	10.60
50.01% - 55.00%	12	4,608,550	3.42
55.01% - 60.00%	22	9,851,300	7.31
60.01% - 65.00%	31	13,543,600	10.05
65.01% - 70.00%	44	17,828,300	13.23
70.01% - 75.00%	37	14,933,925	11.09
75.01% - 80.00%	164	59,023,663	43.81
85.01% - 90.00%	3	526,550	0.39
90.01% - 95.00%	1	119,200	0.09
Total:	**349**	**$134,712,188**	**100.00**

Loan Purpose	# of Loans	Aggregate Balance $	% of Aggregate Balance
Purchase	126	$47,348,788	35.15
Cash Out Refinance	107	36,169,500	26.85
Rate/Term Refinance	116	51,193,900	38.00
Total:	**349**	**$134,712,188**	**100.00**

Property Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Townhouse	1	$420,000	0.31

Condominium	43	14,235,240	10.57
PUD	81	32,613,903	24.21
Single Family	218	84,854,045	62.99
Two- to Four Family	6	2,589,000	1.92
Total:	**349**	**$134,712,188**	**100.00**

Document Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Full	294	$113,364,005	84.15
No Doc	3	825,000	0.61
No Ratio	1	290,650	0.22
Stated Doc	51	20,232,533	15.02
Total:	**349**	**$134,712,188**	**100.00**

Owner Occupancy Status	# of Loans	Aggregate Balance $	% of Aggregate Balance
Investor	4	$941,900	0.70
Primary	334	130,266,068	96.70
Secondary	11	3,504,220	2.60
Total:	**349**	**$134,712,188**	**100.00**

	# of	Aggregate	% of Aggregate

Loan Age	Loans	Balance $	Balance
0	94	$41,537,025	30.83
1	201	74,628,360	55.40
2	52	17,954,803	13.33
8	2	592,000	0.44
Total:	**349**	**$134,712,188**	**100.00**

Prepay Original Term	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	343	$133,264,888	98.93
36	6	1,447,300	1.07
Total:	**349**	**$134,712,188**	**100.00**

FICO Scores	# of Loans	Aggregate Balance $	% of Aggregate Balance
626 - 650	2	$224,400	0.17
651 - 675	8	2,102,000	1.56
676 - 700	39	13,089,550	9.72
701 - 725	47	19,962,500	14.82
726 - 750	98	38,304,823	28.43
751 - 775	79	31,043,960	23.04
776 - 800	61	24,580,055	18.25
801 - 825	15	5,404,900	4.01
Total:	**349**	**$134,712,188**	**100.00**

Gross Margin	# of Loans	Aggregate Balance $	% of Aggregate Balance

2.001% - 2.500%	105	$35,752,083	26.54
2.501% - 3.000%	244	98,960,105	73.46
Total:	**349**	**$134,712,188**	**100.00**

Maximum Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
9.501% - 10.000%	325	$128,568,738	95.44
10.501% - 11.000%	24	6,143,450	4.56
Total:	**349**	**$134,712,188**	**100.00**

Yield Maintenance Agreement

Period	Date	Notional Balance ($)	Strike Rate (%)
0	29-Jan-05	536,377,998	-
1	25-Feb-05	527,439,768	4.5456
2	25-Mar-05	518,649,858	4.5456
3	25-Apr-05	510,005,814	4.5457
4	25-May-05	501,505,224	4.5457
5	25-Jun-05	493,145,715	4.5458
6	25-Jul-05	484,924,951	4.5458
7	25-Aug-05	476,840,637	4.5459
8	25-Sep-05	468,890,516	4.5459
9	25-Oct-05	461,072,366	4.546
10	25-Nov-05	453,384,005	4.546
11	25-Dec-05	445,823,284	4.5461
12	25-Jan-06	438,388,092	4.5461
13	25-Feb-06	431,076,350	4.5462
14	25-Mar-06	423,886,015	4.5462
15	25-Apr-06	416,815,079	4.5463
16	25-May-06	409,861,565	4.5463
17	25-Jun-06	403,023,529	4.5464
18	25-Jul-06	396,299,060	4.5464
19	25-Aug-06	389,686,278	4.5465
20	25-Sep-06	383,183,333	4.5465
21	25-Oct-06	376,788,409	4.5466
22	25-Nov-06	370,499,716	4.5467
23	25-Dec-06	364,315,495	4.5467
24	25-Jan-07	358,234,017	4.5468
25	25-Feb-07	352,253,581	4.5468
26	25-Mar-07	346,372,514	4.5469
27	25-Apr-07	340,589,169	4.5469
28	25-May-07	334,901,930	4.547
29	25-Jun-07	329,309,204	4.547
30	25-Jul-07	323,809,426	4.5471

31	25-Aug-07	318,401,057	4.5472
32	25-Sep-07	313,082,582	4.5472
33	25-Oct-07	307,852,514	4.5473
34	25-Nov-07	302,709,386	4.5473
35	25-Dec-07	297,651,761	4.5474
36	25-Jan-08	292,678,220	4.5475
37	25-Feb-08	287,787,371	4.5475
38	25-Mar-08	282,977,845	4.5476
39	25-Apr-08	278,248,293	4.5476
40	25-May-08	273,597,391	4.5477
41	25-Jun-08	269,023,836	4.5477
42	25-Jul-08	264,526,346	4.5478
43	25-Aug-08	260,103,660	4.5479
44	25-Sep-08	255,754,539	4.5479
45	25-Oct-08	251,477,764	4.548
46	25-Nov-08	247,272,137	4.5481
47	25-Dec-08	243,136,476	4.5481
48	25-Jan-09	239,069,624	4.5482
49	25-Feb-09	235,070,440	4.5482
50	25-Mar-09	231,137,801	4.5483
51	25-Apr-09	227,270,606	4.5484
52	25-May-09	223,467,768	4.5484
53	25-Jun-09	219,728,222	4.5485
54	25-Jul-09	216,050,917	4.5485
55	25-Aug-09	212,434,822	4.5486
56	25-Sep-09	208,878,922	4.5487
57	25-Oct-09	205,382,219	4.5487
58	25-Nov-09	194,193,113	4.5488
59	25-Dec-09	10,101,095	4.5502

Balance Guaranteed Swaps

Period	Date	Notional Balance ($)	Swap Agreement Fixed Rate (%)
0	29-Jan-2005	120,406,837	3.70
1	25-Feb-2005	118,652,762	3.70
2	25-Mar-2005	116,917,244	3.70
3	25-Apr-2005	115,200,322	3.70
4	25-May-2005	113,502,026	3.70
5	25-Jun-2005	107,554,624	3.70
6	25-Jul-2005	105,981,079	3.70
7	25-Aug-2005	104,424,392	3.70
8	25-Sep-2005	102,884,589	3.70
9	25-Oct-2005	101,361,689	3.70
10	25-Nov-2005	99,855,698	3.70
11	25-Dec-2005	98,366,615	3.70
12	25-Jan-2006	96,894,432	3.70
13	25-Feb-2006	95,439,132	3.70
14	25-Mar-2006	94,000,689	3.70
15	25-Apr-2006	92,579,073	3.70
16	25-May-2006	91,174,244	3.70
17	25-Jun-2006	89,786,157	3.70
18	25-Jul-2006	88,414,761	3.70
19	25-Aug-2006	87,059,998	3.70
20	25-Sep-2006	85,721,805	3.70
21	25-Oct-2006	84,400,114	3.70
22	25-Nov-2006	83,094,851	3.70
23	25-Dec-2006	81,805,937	3.70
24	25-Jan-2007	80,533,289	3.70
25	25-Feb-2007	79,276,821	3.70
26	25-Mar-2007	78,036,440	3.70
27	25-Apr-2007	76,812,051	3.70
28	25-May-2007	75,603,555	3.70
29	25-Jun-2007	74,410,849	3.70
30	25-Jul-2007	73,233,828	3.70
31	25-Aug-2007	72,072,382	3.70
32	25-Sep-2007	70,926,400	3.70
33	25-Oct-2007	68,555,385	3.70
34	25-Nov-2007	67,467,653	3.70

35	25-Dec-2007	13,283,575	3.70

After the payment date in December 2007, the first Derivative Contract will terminate without termination payments by either party.

Period	Date	Notional Balance ($)	Swap Agreement Fixed Rate (%)
0	29-Jan-05	229,377,823	3.43
1	25-Feb-05	223,889,919	3.43
2	25-Mar-05	218,533,086	3.43
3	25-Apr-05	213,304,198	3.43
4	25-May-05	208,200,204	3.43
5	25-Jun-05	203,218,124	3.43
6	25-Jul-05	198,355,050	3.43
7	25-Aug-05	193,608,145	3.43
8	25-Sep-05	188,974,637	3.43
9	25-Oct-05	184,451,821	3.43
10	25-Nov-05	180,037,057	3.43
11	25-Dec-05	175,727,766	3.43
12	25-Jan-06	171,521,434	3.43
13	25-Feb-06	167,415,603	3.43
14	25-Mar-06	163,407,877	3.43
15	25-Apr-06	159,495,914	3.43
16	25-May-06	155,677,429	3.43
17	25-Jun-06	151,950,192	3.43
18	25-Jul-06	148,312,027	3.43
19	25-Aug-06	144,760,808	3.43
20	25-Sep-06	141,294,459	3.43
21	25-Oct-06	137,910,957	3.43
22	25-Nov-06	134,608,323	3.43
23	25-Dec-06	131,384,628	3.43
24	25-Jan-07	128,237,989	3.43
25	25-Feb-07	125,166,566	3.43
26	25-Mar-07	122,168,564	3.43
27	25-Apr-07	119,242,231	3.43
28	25-May-07	116,385,856	3.43
29	25-Jun-07	113,597,769	3.43

30	25-Jul-07	110,876,341	3.43
31	25-Aug-07	108,219,981	3.43
32	25-Sep-07	105,627,135	3.43
33	25-Oct-07	103,094,053	3.43
34	25-Nov-07	100,621,517	3.43
35	25-Dec-07	13,283,575	3.43

Average Life Tables

	5% CPR *To Call*	10% CPR *To Call*	25% CPR *To Call*	30% CPR *To Call*	50% CPR *To Call*
Class 1-A-1					
WAL	11.28	6.91	2.76	2.25	1.19
Payment Window	1-243	1-161	1-66	1-54	1-28
Class 1-A-2					
WAL	11.28	6.91	2.76	2.25	1.19
Payment Window	1-243	1-161	1-66	1-54	1-28
Class 1-M-1					
WAL	11.28	6.91	2.76	2.25	1.19
Payment Window	1-243	1-161	1-66	1-54	1-28
Class 1-M-2					
WAL	11.28	6.91	2.76	2.25	1.19
Payment Window	1-243	1-161	1-66	1-54	1-28

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

	5% CPR *To Maturity*	10% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	50% CPR *To Maturity*
Class 1-A-1					
WAL	12.15	7.96	3.36	2.74	1.44
Payment Window	1-356	1-343	1-206	1-171	1-91
Class 1-A-2					
WAL	12.15	7.96	3.36	2.74	1.44
Payment Window	1-356	1-343	1-206	1-171	1-91
Class 1-M-1					
WAL	12.15	7.96	3.36	2.74	1.44
Payment Window	1-356	1-343	1-206	1-171	1-91
Class 1-M-2					
WAL	12.15	7.96	3.36	2.74	1.44
Payment Window	1-356	1-343	1-206	1-171	1-91

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

Price Yield Tables

Class 2-A-1					
	5% CPB *To Call*	10% CPB *To Call*	25% CPB *To Call*	30% CPB *To Call*	50% CPB *To Call*
Price	Yield	Yield	Yield	Yield	Yield
99-07	4.404	4.422	4.490	4.531	4.735
99-08	4.396	4.413	4.477	4.516	4.707
99-09	4.387	4.404	4.464	4.500	4.678
99-10	4.379	4.395	4.451	4.485	4.650
99-11	4.371	4.385	4.437	4.470	4.622
99-12	4.363	4.376	4.424	4.455	4.594
99-13	4.355	4.367	4.411	4.439	4.566
99-14	4.346	4.358	4.398	4.424	4.538
99-15	4.338	4.348	4.385	4.409	4.510
99-16	4.330	4.339	4.372	4.393	4.482
99-17	4.322	4.330	4.358	4.378	4.454
99-18	4.314	4.321	4.345	4.363	4.426
99-19	4.306	4.312	4.332	4.348	4.398
WAL	4.31	3.81	2.63	2.25	1.18
Principal Window	1-59	1-59	1-59	1-54	1-28

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

Class 2-M-1

	5% CPB *To Call*	10% CPB *To Call*	25% CPB *To Call*	30% CPB *To Call*	50% CPB *To Call*
Price	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
98-17	4.585	4.627	4.783	4.870	5.359
98-18	4.577	4.617	4.770	4.855	5.330
98-19	4.569	4.608	4.756	4.839	5.302
98-20	4.560	4.599	4.743	4.824	5.273
98-21	4.552	4.589	4.729	4.808	5.245
98-22	4.544	4.580	4.716	4.793	5.216
98-23	4.536	4.571	4.703	4.777	5.188
98-24	4.527	4.561	4.689	4.762	5.159
98-25	4.519	4.552	4.676	4.747	5.131
98-26	4.511	4.543	4.663	4.731	5.103
98-27	4.503	4.533	4.649	4.716	5.074
98-28	4.494	4.524	4.636	4.700	5.046
98-29	4.486	4.515	4.623	4.685	5.017
WAL	4.31	3.81	2.63	2.25	1.18
Principal Window	1-59	1-59	1-59	1-54	1-28

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

Class 2-M-2					
	5% CPB *To Call*	10% CPB *To Call*	25% CPB *To Call*	30% CPB *To Call*	50% CPB *To Call*
Price	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
98-05	4.685	4.739	4.944	5.057	5.703
98-06	4.676	4.730	4.931	5.042	5.674
98-07	4.668	4.720	4.917	5.026	5.645
98-08	4.660	4.711	4.904	5.010	5.617
98-09	4.652	4.701	4.890	4.995	5.588
98-10	4.643	4.692	4.877	4.979	5.559
98-11	4.635	4.683	4.863	4.964	5.531
98-12	4.627	4.673	4.850	4.948	5.502
98-13	4.618	4.664	4.837	4.933	5.473
98-14	4.610	4.655	4.823	4.917	5.445
98-15	4.602	4.645	4.810	4.901	5.416
98-16	4.593	4.636	4.796	4.886	5.387
98-17	4.585	4.627	4.783	4.870	5.359
WAL	4.31	3.81	2.63	2.25	1.18
Principal Window	1-59	1-59	1-59	1-54	1-28

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

RMBS New Transaction

Computational Materials

$1,004,540,000 (approximate)
MortgageIT Trust 2005-1

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

January 12, 2005


UBS
Investment
Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by MortgageIT Holdings, Inc. (the "Seller"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC	
Asset-Backed Finance	
Paul Scialabba	(212) 713-9832
Steven Warjanka	(212) 713-2466
Peo Lopansri	(212) 713-1427
George Tasolides	(212) 713-2799
MBS Trading	
Brian Bowes	(212) 713-2860
Adam Yarnold	(212) 713-2860
Margarita Genis	(212) 713-2860

$1,004,540,000 (approx.)
MortgageIT Trust 2005-1

Characteristics of the Notes [(1), (2), (3)]:

Class	Expected Class Size $	Expected Ratings (S&P/Moody's)	Bond Type	Interest Accrual Basis	WAL (yrs) to Call/ Maturity	Pmt. Window (mos.) to Call/Maturity	Final Scheduled Maturity
1-A-1	667,945,000.00	AAA/Aaa	Super Senior/ Floater [(4)]	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
1-A-2	74,216,000.00	AAA/Aaa	Senior Support/ Floater [(4)]	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
2-A	111,811,000.00	AAA/Aaa	Senior Fixed/Floater [(5)]	30/360	2.63/ 2.63	1-59/ 1-59	January 25, 2035
1-M-1	84,185,000.00	AAA/NR	Mezzanine Floater [(6)]	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
1-M-2	23,926,000.00	AA/NR	Mezzanine Floater [(6)]	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
2-M-1	17,108,000.00	AAA/NR	Mezzanine Floater [(5)]	30/360	2.63/ 2.63	1-59/ 1-59	January 25, 2035
2-M-2	2,694,000.00	AA/NR	Mezzanine Floater [(5)]	30/360	2.63/ 2.63	1-59/ 1-59	January 25, 2035
1-B-1	19,496,000.00	A/NR	Mezzanine Floater [(6)]	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
2-B-1	943,000.00	A+/NR	Mezzanine Floater [(5)]	30/360	2.63/ 2.63	1-59/ 1-59	January 25, 2035
1-B-2	2,216,000.00	A-/NR	Mezzanine Floater [(5)]	30/360	2.68/ 3.36	1-66/ 1-206	January 25, 2035
Total	1,004,540,000						

(1) Subject to this footnote (1), class sizes subject to a permitted variance in the aggregate of +/-10%. Class sizes are also subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC"), cross-collateralization , net swap payments and excess spread. Distributions on the Class 1-A-1, 1-A-2, 1-M-1, 1-M-2, 1-B-1 and 1-B-2 Notes will be derived primarily from a pool of adjustable rate mortgage loans with initial fixed rate periods of 6 months, 3 years, and 5 years, that adjust semi-annually or annually thereafter ("Group 1 Mortgage Loans"). Distributions on the Class 2-A, 2-M-1, 2-M-2 and 2-B-1 Notes will be primarily derived from a pool of 5/1 adjustable rate low coupon loans. The class sizes of the Class 1-A-1, Class 1-A-2 and Class 2-A Notes will also be subject to investor demand, provided that the initial principal balance of the Class 1-A-1 Notes will be 90% of the initial aggregate principal balance of the Class 1-A-1 Notes and 1-A-2 Notes.

(2) Pricing Prepayment Assumption: [25]% CPR for group 1 and [25]% CPB for group 2

(3) Credit enhancement for the Group 1 Notes will be provided by a combination of subordination provided to the Class 1-A-1 Notes and 1-A-2 Notes by the Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes (and, in the case of the Class 1-A-1 Notes only, also by the Class 1-A-2 Notes), OC, cross-collateralization, net swap payments and excess spread all to the extent described herein. Credit enhancement for the Group 2 Notes will be provided by a combination of subordination provided to the Class 2-A Notes by the Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, OC, cross-collateralization and excess spread all to the extent described herein. The initial OC amount for each loan group will equal [1.60]% of the aggregate stated principal balance of the related mortgage loans as of the Cut-Off Date.

(4) The Note Interest Rate for each of the Class 1-A-1 Notes and Class 1-A-2 Notes will be a per annum rate equal to the least of (a) One-Month LIBOR plus [ ]% and [ ]% per annum, respectively (b) 11.500% and (c) the related Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class 1-A-1 Notes and Class 1-A-2 Notes will increase to 2 times their respective original margins.

(5) The Note Interest Rate for each of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes will be equal to a fixed rate of 4.25% per annum for the first [57] Payment Dates. Thereafter, the Note Interest Rate for each of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes will be a per annum rate equal to (a) One-Month LIBOR plus [1.25]% per annum, (b) [11.50]% , and the related Available Funds Rate as described herein.

(6) The Note Interest Rate for the Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes will be a per annum rate equal to (a) One-Month LIBOR plus [ ]%, [ ]%, [ ] % and [ ]% per annum respectively, (b) [11.500]% and (c) the related Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes will increase to [1.5] times their respective original margins.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. After an initial fixed rate period of 6 months, 3 years or 5 years, the interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or annually based on One-Year CMT or One-Year LIBOR to equal the related index plus a margin. The mortgage pool will be divided into two separate loan groups, "Loan Group 1" and "Loan Group 2".

- [78.00]% of the mortgage loans are interest-only for the first 3, 5 or 10 years after origination and then fully amortize over the remaining term. Approximately [13.43]% of the mortgage loans have penalties for full or partial prepayments.
- Approximately [57.96]% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). Approximately [35.05]% of the mortgage loans are originated based on the stated income of the borrower.
- The two states with the largest concentration are California [(62.66%)] and Arizona [(7.18%)].
- The weighted average FICO score is [732].
- The weighted average LTV is [72.66]%. The weighted average CLTV including subordinate financing at the time of origination is [79.42]%.
- All the mortgage loans with LTVs greater than 80% have primary mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).
- Approximately [51.39]% of the mortgage loans have conforming balances based upon the loan size limits as set by Fannie Mae and Freddie Mac.

More detailed collateral information is provided in the tables attached hereto.

SUMMARY OF TERMS:

Depositor:	MortgageIT Securities Corp.
Mortgage Loan Seller:	MortgageIT Holdings, Inc. (an affiliate of the Depositor).
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Originator:	MortgageIT, Inc.
Servicer:	MortgageIT Holdings, Inc.
Sub-Servicer	GMAC Mortgage Corporation.
Lead Manager:	UBS Securities LLC.
1Co-Managers:	Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee and Swap Administrator:	Deutsche Bank National Trust Company.
Custodian:	Deutsche Bank National Trust Company.
Yield Maintenance Provider:	[ ].
Swap Provider:	[ ].
Rating Agencies:	Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc.
Notes:	The Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes (together, the "Group 1 Notes") The Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes (together, the "Group 2 Notes").
Cut-off Date:	January 1, 2005.
Settlement Date:	On or about January 19, 2005.
Payment Date:	25th day of each month (or the next business day if such day is not a business day), commencing in February, 2005.
Optional Clean-Up Call:	The majority holder of the Owner Trust Certificate may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that MortgageIT Holdings, Inc. will retain the Owner Trust Certificate.

Registration:	All of the Notes will be available in book-entry form through DTC, Euroclear and Clearstream.
Minimum Denominations:	All of the Notes will be issued in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Legal Structure:	Owner Trust.
ERISA Considerations:	The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The Class 1-A-1, Class 1-A-2, Class 2-A, Class 1-M-1, Class 1-M-2, Class 2-M-1, and Class 2-M-2 Notes will, be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate (including the Master Servicing fee) of [38] basis points. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Interest Payments: On each Payment Date, holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the related Accrual Period, and any interest due on a prior Payment Date that was not paid.

The "Accrual Period" for the Group 1 Notes will be the period from and including the preceding Payment Date (or from the January 25, 2005 with respect to the first Payment Date) to and including the day prior to the current Payment Date. The "Accrual Period" for the Group 2 Notes will be the calendar month prior to the Distribution Date. The Indenture Trustee will calculate interest on all the Notes on a 30/360 basis. The Group 1 Notes will settle flat on the Closing Date.

Credit Enhancement:

Group 1 Notes

- **Subordination:**

Initially, [24.63]% for the Class 1-A-1 Notes, [16.25]% for the Class 1-A-2 Notes, [6.75]% for the Class 1-M-1 Notes, [4.05]% for the Class M-2 Notes and [1.85]% for the Class 1-B-1 Notes.

- **Overcollateralization ("OC"):**

Initial (% Orig.)	1.60%
OC Target Amount (% Orig.)	1.60%
Stepdown (% Current)	3.20%
OC Floor (% Orig.)	0.50%

- **Excess spread** (excluding any Net Swap Payments payable to the trust):

Will initially be equal to approximately [2.04]% per annum (before losses) as of the Cut-off Date, and is expected to be available to cover losses and to maintain the OC Target Amount.

- **Cross-collateralization:**

The trust provides for cross-collateralization through the application of Net Monthly Excess Cashflow generated by Loan Group 2 to cover losses and to fund the required level of OC in Loan Group 1 to the extent not covered by the Net Monthly Excess Cashflow for Loan Group 1.

- **Balance Guarantee Swap:**

Any Net Swap Payments payable to the trust, remaining after payments of any Basis Risk Shortfall Carryforward Amounts with respect to the Group 1 Notes, will be included in Net Monthly Excess Cashflows for Loan Group 1 and will distributed solely to the Group 1 Notes in the manner and priority described herein.

Credit Enhancement:

Group 2 Notes

- **Subordination:**

Initially, [17.00]% for the Class 2-A Notes, [4.30]% for the Class 2-M-1 Notes and [2.30]% for the Class 2- M-2 Notes.

- **Overcollateralization ("OC"):**

Initial (% Orig.)	1.60%
OC Target Amount (% Orig.)	1.60%
Stepdown (% Current)	3.20%
OC Floor (% Orig.)	0.50%

- **Excess spread:**

Will initially be equal to approximately [0.34]% per annum (before losses) as of the Cut-off Date, and is expected to be available to cover losses and to maintain the OC Target Amount.

- **Cross-collateralization:**

The trust provides for cross-collateralization through the application of Net Monthly Excess Cashflow generated by Loan Group 1 (not including any Net Swap Payments payable to the trust) to cover losses and to fund the required level of OC for Loan Group 2 to the extent not covered by the Net Monthly Excess Cashflow for Loan Group 2.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan during the related due period.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Dates with interest thereon at the related Note Interest Rate.

Basis Risk Shortfall Carryforward Amount:	As of any Payment Date on which the Note Interest Rate for a class of Notes is calculated based on the related Available Funds Rate, the sum of (i) the excess, if any, of (a) the amount of Accrued Note Interest on such Notes calculated using the lesser of (x) one-month LIBOR plus the related margin and (y) [11.50]% per annum over (b) the amount of Accrued Note Interest calculated thereon using a Note Interest Rate equal to the related Available Funds Rate for such Payment Date and (ii) the Basis Risk Shortfall Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.
Available Funds Rate:	For any Payment Date and the Group 1 Notes, the per annum rate equal to (A) the product of (i) the weighted average of the Net Mortgage Rates on the Group 1 Mortgage Loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Group 1 Notes immediately prior to such Payment Date, plus (B) an amount, expressed as a per annum rate, equal to any Net Swap Payment payable to the trust under the Balance Guarantee Swap for such Payment Date, divided by the aggregate Note Principal Balance of the Group 1 Notes immediately prior to such Payment, and minus (C) the sum of (x) an amount, expressed as a per annum rate, equal to the sum of (1) any Net Swap Payment payable to the Swap Provider under the Balance Guarantee Swap for such Payment Date and (2) any Swap Termination Payment payable to the Swap Provider under the Balance Guarantee Swap for such Payment Date, divided by the aggregate Note Principal Balance of the Group 1 Notes immediately prior to such Payment Date. For any Payment Date and the Group 2 Notes, the per annum rate equal to (A) the product of (i) the weighted average of the Net Mortgage Rates on the Group 2 Mortgage Loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Group 2 Notes immediately prior to such Payment Date.
Principal Distribution Amount:	With respect to any Payment Date, the related Basic Principal Distribution Amount plus the related Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Payment Date and each group of Notes, the lesser of (a) the excess of (i) the available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such Payment Date and (b) the related Principal Funds for such Payment Date.
Extra Principal Distribution Amount:	With respect to any Payment Date and each group of Notes, the lesser of (x) the related Net Monthly Excess Cashflow for such Payment Date and (y) the related Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: For any Payment Date and each loan group, the sum of (1) excess of (x) the available funds with respect to such loan group for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest and Principal Funds for the Notes and (2) with respect to the Group 1 Notes the amount of any Net Swap Payments payable to the trust pursuant to the Balance Guarantee Swap to the extent remaining after covering any Basis Risk Shortfall Amounts for such Payment Date.

Priority of Payments: On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

Group 1 Notes

Interest will be distributed pro rata to the holders of the Class 1-A-1, and Class 1-A-2 Notes, and then sequentially to the holders of the Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

Group 2 Notes

Interest will be distributed sequentially to the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

Principal Distributions:
Principal will be distributed to the extent of the related Basic Principal Distribution Amount to the holders of all the Notes, pro rata.

Net Monthly Excess Cashflow:

Group 1 Notes

On each Payment Date, the Net Monthly Excess Cashflow for Loan Group 1 will be distributed in the following order of priority:

1) To the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, pro rata, in an amount equal to any related Undercollateralized Amount, payable to such holders as part of the related Principal Distribution Amount;
2) To the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, pro rata, in an amount equal to any related Undercollateralized Amount to the extent not covered by related Net Monthly Excess Cashflow, payable to such holders as part of the related Principal Distribution Amount;
3) To the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount, payable to such

holders as part of the related Principal Distribution Amount;

4) To the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount to the extent not covered by related Net Monthly Excess Cashflow, payable to such holders as part of the related Principal Distribution Amount;
5) sequentially to the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes;
6) sequentially to the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes to the extent not covered by related Net Monthly Excess Cashflow;
7) sequentially to the holders of the Class 1-A, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, in that order, any related Basis Risk Shortfall Carryforward Amount for such Notes on such Payment Date (provided that amounts allocated to the Class 1-A Notes will be allocated on a pro rata basis between the Class 1-A-1 Notes and Class 1-A-2 Notes) after first applying the proceeds (if any) received under the Balance Guarantee Swap and the Yield Maintenance Agreements on or immediately prior to such Payment Date, such proceeds distributed to the Notes in the same priority as described above in this paragraph (7); and
8) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Group 2 Notes

On each Payment Date, the Net Monthly Excess Cashflow for Loan Group 2 will be distributed in the following order of priority:

1) To the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, pro rata, in an amount equal to the related Undercollateralized Amount, payable to such holders as part of the related Principal Distribution Amount;
2) To the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, pro rata, in an amount equal to any related Undercollateralized Amount to the extent not covered by related Net Monthly Excess Cashflow, payable to such holders as part of the related Principal Distribution Amount;
3) To the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the related Principal Distribution Amount;
4) To the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1 and Class 1-B-2 Notes, pro rata, in an amount equal to any related Undercollateralized Amount to the extent not covered

by related Net Monthly Excess Cashflow, payable to such holders as part of the related Principal Distribution Amount;

5) sequentially to the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes;
6) sequentially to the holders of the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-B-1, and Class 1-B-2 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes to the extent not covered by related Net Monthly Excess Cashflow;
7) sequentially to the holders of the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Notes, in that order, any related Basis Risk Shortfall Carryforward Amount for such Notes on such Payment Date, such proceeds distributed to the Notes in the same priority as described above in this paragraph (7); and
8) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Undercollateralized Amount: With respect to any Payment Date and each loan group, the excess, if any, of (x) the aggregate Note Principal Balance of the related Notes (after giving effect to distributions to those Notes of the related Basic Principal Distribution Amount on such Payment Date), over (y) the sum of the aggregate stated principal balance of the related Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses on the related Mortgage Loans during the related Prepayment Period).

Overcollateralization Deficiency Amount: For any Payment Date and each loan group, the amount, if any, by which the related Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: With respect to any Payment Date and the Group 1 Mortgage Loans, (a) if such Payment Date is prior to the Group 1 Stepdown Date, [1.60]% of the aggregate stated principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, or (b) if such Payment Date is on or after the Group 1 Stepdown Date, the greater of (i) [3.20]% of the then current aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the related due period and (ii) the related Overcollateralization Floor; provided, however, that if a Group 1 Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount for the Group 1 Mortgage Loans shall equal the applicable Overcollateralization Target Amount from the immediately preceding Payment Date.

With respect to any Payment Date and the Group 2 Mortgage Loans, (a) if such Payment Date is prior to the Group 2 Stepdown Date, [1.60]% of the aggregate stated principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, or (b) if such Payment Date is on or after the Group 2 Stepdown Date, the greater of (i) [3.20]% of the then current aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the related due period and (ii) the related Overcollateralization Floor; provided, however, that if a Group 2 Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount for the Group 2 Mortgage Loans shall equal the applicable Overcollateralization Target Amount from the immediately preceding Payment Date.

Overcollateralization Amount: For any Payment Date and each loan group, the amount, if any, by which (i) the aggregate stated principal balance of the mortgage loans in such loan group exceeds (ii) the aggregate principal balance of the related Notes.

Group 1 Step-Down Date: The later to occur of (x) the Payment Date in February 2008 and (y) the first Payment Date on which the aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group 1 Mortgage Loans as of the Cut-off Date.

Group 2 Step Down Date: The later to occur of (x) the Payment Date in February 2008 and (y) the first Payment Date on which the aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

Group 1 Trigger Event: A Group 1 Trigger Event is in effect with respect to any Payment Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds [6.00]% of the aggregate stated principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, or (ii) cumulative realized losses on the Group 1 Mortgage Loans as a percentage of the initial aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[1.00]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Months 61-72	[1.15]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Month 73 and thereafter	[1.30]%

Group 2 Trigger Event: A Group 2 Trigger Event is in effect with respect to any Payment Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds [6.00]% of the aggregate stated principal

balance of the Group 2 Mortgage Loans as of the Cut-off Date, or (ii) cumulative realized losses on the Group 2 Mortgage Loans as a percentage of the initial aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[1.00]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Months 61-72	[1.15]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Month 73 and thereafter	[1.30]%

Sixty-Plus Delinquency Percentage: With respect to any Payment Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the related mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Payment Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the related mortgage loans immediately preceding that Payment Date.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses:

Group 1 Loans

Any Realized Losses on the Group 1 Loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow from the related loan group, second, to the Net Monthly Excess Cashflow from Loan Group 2, third, in reduction of the related Overcollateralization Amount, fourth, in the reduction of the non-related Overcollateralization Amount to the extent described herein, fifth to the Class 1-B-2 Notes until their Note Principal Balance is reduced to zero, sixth, to the Class 1-B-1 Notes until their Note Principal Balance is reduced to zero, seventh, to the Class 1-M-2 Notes until their Note Principal Balance is reduced to zero and eighth, to the Class 1-M-1 Notes until their Note Principal Balance is reduced to zero. Thereafter, Realized Losses will be allocated to the Class 1-A-2 Notes until their Note Principal Balance is reduced to zero, and then to the Class 1-A-1 Notes.

Group 2 Loans

Any Realized Losses on the Group 2 Loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow from the related loan group, second, to the Net Monthly Cashfow from Loan Group 1 to the extent described herein, third in reduction of the related Overcollateralization Amount, fourth, in reduction of the non-related Overcollateralization Amount, fifth, to the Class 2-B-1 Notes until their Note Principal Balance is reduced to zero, sixth, to the Class 2-M-2 Notes until their Note Principal Balance is reduced to zero, and seventh, to the Class 2-M-1 Notes until their Note Principal Balance is reduced to zero. Thereafter, Realized Losses will be allocated to the Class 2-A Notes.

Once Realized Losses have been allocated to any class of Notes, such amounts with respect to such Notes will no longer accrue interest. However, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow as an Allocated Realized Loss Amount.

Allocated Realized Loss Amount: With respect to any class of Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from any previous Payment Dates.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a yield maintenance agreement purchased with respect to the 5/1 hybrid ARM loans, which is intended to partially mitigate the interest rate risk with respect to the Group 1 Notes that could result from the difference between the Note Interest Rate on any class of Notes (calculated as if it were not subject to the related Available Funds Rate) and the related Available Funds Rate (the "Yield Maintenance Agreement").

On each Payment Date, payments under the Yield Maintenance Agreement related to the 5/1 hybrid loans will be made on a notional amount based on an amortization schedule applying [18]% CPR through [December 2009] (assuming no losses or delinquencies), and zero thereafter.

The notional amount schedule for each of the Yield Maintenance Agreements is attached hereto

Balance Guarantee Swaps: On the Closing Date, the trust will enter into two Balance Guarantee Swaps with swap notional amounts which are initially equal to approximately $[229,377,823] and $[120,406,837], respectively, and which will amortize in accordance with the terms of the related Balance Guarantee Swap. Under each Balance Guarantee Swap, on each Distribution Date during the term thereof, the trust shall be obligated to pay to the Swap Provider an amount equal to [3.43]% and [3.7]%, respectively, per annum on the related swap notional amount (the "Fixed Swap Payment") and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR on the related swap notional amount (the "Floating Swap Payment"). Under each Balance Guarantee Swap, only the net amount of the two obligations will be paid by the appropriate party

("Net Swap Payment"). See the attached schedules for amortizing swap notional amounts.

Any Net Swap Payment payable to the trust under each Balance Guarantee Swap will be available to cover any Basis Risk Shortfall Carryforward Amount with respect to the Group 1 Notes, and the remainder will be added to the related Net Monthly Excess Cashflow and distributed in accordance with the terms set forth in the Indenture.

Upon early termination of each Balance Guarantee Swap, either the trust or the Swap Provider may be required to make a termination payment (the ''Swap Termination Payment'') to the other party, regardless of which party caused the termination. The Swap Termination Payment for each Balance Guarantee Swap will be computed in accordance with the procedures set forth therein. **In the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Payment Date, and on any subsequent Payment Dates until paid in full, prior to distributions to Noteholders, provided the termination did not occur as a result of an event of default with respect to the Swap Provider or certain other termination events (as provided in each Balance Guarantee Swap) with respect to the Swap Provider.**

Prospectus:

The Notes will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Notes and the mortgage loans is contained in the Prospectus.. Sales of the Notes may not be consummated unless the purchaser has received the prospectus.

Total Mortgage Loans

	Minimum	Maximum	Average
Original Principal Balance	$ 37,600	$ 1,000,000	$ 303,741
Outstanding Principal Balance	$ 37,600	$ 1,000,000	$ 303,741
Original Term	360	360	360
Stated remaining Term	348	360	359
Loan Age	0	12	1
Current Interest Rate	3.875%	6.875%	5.162%
Initial Interest Rate Cap	0.000%	6.000%	5.175%
Periodic Rate Cap	0.000%	2.000%	1.988%
Gross Margin	2.250%	3.000%	2.412%
Maximum Mortgage Rate	7.125%	17.375%	10.853%
Minimum Mortgage Rate	2.250%	3.000%	2.412%
Months to Roll	4	60	51
Original Loan-to-Value	7.85%	95.00%	72.66%
Credit Score	0	816	732

Lien Position	# of Loans	Aggregate Balance $	% of Aggregate Balance
1	3,361	$1,020,874,846	100.00
Total:	**3,361**	**$1,020,874,846**	**100.00**

Year of Origination	# of Loans	Aggregate Balance $	% of Aggregate Balance
2004	3,361	$1,020,874,846	100.00
Total:	**3,361**	**$1,020,874,846**	**100.00**

Amortization Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Interest Only	2609	796,305,902	78.00
Fully Amortizing	752	224,568,944	22.00
Total:	**3,361**	**$1,020,874,846**	**100.00**

Current Gross Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
3.501% - 4.000%	10	$3,175,450	0.31
4.001% - 4.500%	187	73,017,425	7.15
4.501% - 5.000%	1,117	386,678,036	37.88
5.001% - 5.500%	1,399	374,641,315	36.70
5.501% - 6.000%	561	156,144,770	15.30
6.001% - 6.500%	78	24,531,700	2.40
6.501% - 7.000%	9	2,686,150	0.26
Total:	**3,361**	**$1,020,874,846**	**100.00**

Stated Remaining Term to Maturity	# of Loans	Aggregate Balance $	% of Aggregate Balance
301 - 348	1	$560,000	0.05
349 - 360	3,360	1,020,314,846	99.95
Total:	**3,361**	**$1,020,874,846**	**100.00**

Product Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
3/ 6 MONTH LIBOR	808	$225,288,514	22.07
3/1 ARM 1 YR CMT	273	92,748,546	9.09
3/1 ARM 1 YR LIBOR	64	24,297,800	2.38
5/ 6 MONTH LIBOR	1,353	338,004,684	33.11
5/1 ARM 1 YR CMT	574	233,877,059	22.91
5/1 ARM 1 YR LIBOR	269	99,208,443	9.72
6 MONTH LIBOR	20	7,449,800	0.73
Total:	**3,361**	**$1,020,874,846**	**100.00**

State Distribution	# of Loans	Aggregate Balance $	% of Aggregate Balance
Alabama	3	$532,950	0.05
Arizona	356	73,282,297	7.18
Arkansas	1	84,800	0.01
California	1,724	639,705,982	62.66
Colorado	104	22,361,874	2.19
Connecticut	17	4,887,100	0.48
Delaware	3	730,800	0.07
District Of Columbia	3	900,000	0.09
Florida	173	42,774,287	4.19
Georgia	16	2,810,650	0.28
Hawaii	6	1,534,000	0.15
Illinois	135	33,130,750	3.25
Indiana	4	827,100	0.08
Iowa	5	643,900	0.06
Kansas	2	532,400	0.05
Maryland	49	15,439,550	1.51
Massachusetts	37	11,359,420	1.11
Michigan	7	1,258,850	0.12
Minnesota	53	10,563,750	1.03
Mississippi	1	171,275	0.02
Missouri	8	1,693,900	0.17
Montana	7	1,253,750	0.12
Nebraska	1	107,200	0.01
Nevada	95	21,507,229	2.11

New Hampshire	4	792,400	0.08
New Jersey	26	7,539,560	0.74
New Mexico	2	372,000	0.04
New York	48	18,478,720	1.81
North Carolina	32	7,204,631	0.71
Oklahoma	8	965,000	0.09
Oregon	51	11,645,426	1.14
Pennsylvania	12	2,103,150	0.21
Rhode Island	3	1,012,000	0.10
South Carolina	1	162,400	0.02
Texas	105	20,337,550	1.99
Utah	5	890,800	0.09
Virginia	33	10,028,045	0.98
Washington	160	38,940,800	3.81
Wisconsin	59	11,216,550	1.10
Wyoming	2	1,092,000	0.11
Total:	**3,361**	**$1,020,874,846**	**100.00**

Adjustment Type	**# of Loans**	**Aggregate Balance $**	**% of Aggregate Balance**
Arm	3,361	$1,020,874,846	100.00
Total:	**3,361**	**$1,020,874,846**	**100.00**

Original Loan To Value Ratio	**# of Loans**	**Aggregate Balance $**	**% of Aggregate Balance**
<= 50.00%	195	$58,794,445	5.76
50.01% - 55.00%	83	26,943,950	2.64
55.01% - 60.00%	127	42,827,250	4.20
60.01% - 65.00%	270	92,395,171	9.05
65.01% - 70.00%	285	103,915,355	10.18
70.01% - 75.00%	348	123,454,343	12.09
75.01% - 80.00%	1,942	550,256,125	53.90
80.01% - 85.00%	28	5,260,450	0.52
85.01% - 90.00%	58	11,931,788	1.17
90.01% - 95.00%	25	5,095,969	0.50
Total:	**3,361**	**$1,020,874,846**	**100.00**

Loan Purpose	# of Loans	Aggregate Balance $	% of Aggregate Balance
Purchase	1,666	$479,521,224	46.97
Cash Out Refinance	984	301,393,035	29.52
Rate/Term Refinance	711	239,960,587	23.51
Total:	**3,361**	**$1,020,874,846**	**100.00**

Property Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Townhouse	13	$3,899,630	0.38
Condominium	398	105,839,775	10.37
PUD	818	247,524,405	24.25
Single Family	1,991	620,564,361	60.79
Two- to Four Family	141	43,046,675	4.22
Total:	**3,361**	**$1,020,874,846**	**100.00**

Document Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Full	1,873	$591,693,444	57.96
No Doc	193	49,161,250	4.82
No Ratio	68	22,223,675	2.18
Stated Doc	1,227	357,796,477	35.05
Total:	**3,361**	**$1,020,874,846**	**100.00**

	# of	Aggregate	% of Aggregate

Owner Occupancy Status	Loans	Balance $	Balance
Investor	343	$80,848,083	7.92
Primary	2,930	916,516,867	89.78
Secondary	88	23,509,896	2.30
Total:	**3,361**	**$1,020,874,846**	**100.00**

Loan Age	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	1,275	$404,551,508	39.63
1	1,455	436,353,592	42.74
2	567	161,105,666	15.78
3	33	10,655,810	1.04
4	9	2,815,000	0.28
5	3	511,900	0.05
6	7	1,561,770	0.15
7	5	1,398,000	0.14
8	5	1,085,600	0.11
9	1	276,000	0.03
12	1	560,000	0.05
Total:	**3,361**	**$1,020,874,846**	**100.00**

Prepay Original Term	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	2,789	$883,753,055	86.57
36	564	135,219,041	13.25
60	8	1,902,750	0.19
Total:	**3,361**	**$1,020,874,846**	**100.00**

FICO Scores	# of Loans	Aggregate Balance $	% of Aggregate Balance
Not Available 0	1	$205,000	0.02
601 - 625	3	713,392	0.07
626 - 650	31	7,755,300	0.76
651 - 675	276	77,543,519	7.60
676 - 700	496	147,249,430	14.42
701 - 725	720	210,628,230	20.63
726 - 750	730	221,462,365	21.69
751 - 775	609	200,602,952	19.65
776 - 800	401	127,280,963	12.47
801 - 825	94	27,433,695	2.69
Total:	**3,361**	**$1,020,874,846**	**100.00**

Gross Margin	# of Loans	Aggregate Balance $	% of Aggregate Balance
2.001% - 2.500%	2,506	$691,530,841	67.74
2.501% - 3.000%	855	329,344,005	32.26
Total:	**3,361**	**$1,020,874,846**	**100.00**

Maximum Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
7.001% - 7.500%	1	$780,000	0.08
8.501% - 9.000%	2	724,500	0.07
9.001% - 9.500%	53	24,173,500	2.37
9.501% - 10.000%	569	230,113,244	22.54
10.001% - 10.500%	349	124,701,333	12.22
10.501% - 11.000%	558	159,170,792	15.59
11.001% - 11.500%	1,176	295,560,057	28.95
11.501% - 12.000%	557	155,609,320	15.24
12.001% - 12.500%	78	24,531,700	2.40
12.501% - 13.000%	9	2,686,150	0.26
16.001% - 16.500%	1	716,000	0.07
16.501% - 17.000%	7	1,732,250	0.17
17.001% - 17.500%	1	376,000	0.04
Total:	**3,361**	**$1,020,874,846**	**100.00**

Group 1 Mortgage Loans

	Minimum	Maximum	Average
Original Principal Balance	$ 37,600	$ 1,000,000	$ 294,211
Outstanding Principal Balance	$ 37,600	$ 1,000,000	$ 294,211
Original Term	360	360	360
Stated remaining Term	348	360	359
Loan Age	0	12	1
Current Interest Rate	3.875%	6.875%	5.203%
Initial Interest Rate Cap	0.000%	6.000%	5.195%
Periodic Rate Cap	0.000%	2.000%	1.986%
Gross Margin	2.250%	3.000%	2.381%
Maximum Mortgage Rate	7.125%	17.375%	10.991%
Minimum Mortgage Rate	2.250%	3.000%	2.381%
Months to Roll	4	60	49
Original Loan-to-Value	7.85%	95.00%	73.22%
Credit Score	0	816	730

Lien Position	# of Loans	Aggregate Balance $	% of Aggregate Balance
1	3,012	$886,162,658	100.00
Total:	**3,012**	**$886,162,658**	**100.00**

Year of Origination	# of Loans	Aggregate Balance $	% of Aggregate Balance
2004	3,012	$886,162,658	100.00
Total:	**3,012**	**$886,162,658**	**100.00**

Amortization Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Interest Only	2,383	703,506,197	79.39
Fully Amortizing	629	182,656,461	20.61
Total:	**3,012**	**$886,162,658**	**100.00**

Current Gross Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
3.501% - 4.000%	10	$3,175,450	0.36
4.001% - 4.500%	187	73,017,425	8.24
4.501% - 5.000%	768	251,965,848	28.43
5.001% - 5.500%	1,399	374,641,315	42.28
5.501% - 6.000%	561	156,144,770	17.62
6.001% - 6.500%	78	24,531,700	2.77
6.501% - 7.000%	9	2,686,150	0.30
Total:	**3,012**	**$886,162,658**	**100.00**

Stated Remaining Term to Maturity	# of Loans	Aggregate Balance $	% of Aggregate Balance
301 - 348	1	$560,000	0.06
349 - 360	3,011	885,602,658	99.94
Total:	**3,012**	**$886,162,658**	**100.00**

Product Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
3/ 6 MONTH LIBOR	808	$225,288,514	25.42
3/1 ARM 1 YR CMT	273	92,748,546	10.47
3/1 ARM 1 YR LIBOR	64	24,297,800	2.74
5/ 6 MONTH LIBOR	1,329	331,861,234	37.45
5/1 ARM 1 YR CMT	331	135,291,104	15.27
5/1 ARM 1 YR LIBOR	187	69,225,660	7.81
6 MONTH LIBOR	20	7,449,800	0.84
Total:	**3,012**	**$886,162,658**	**100.00**

State Distribution	# of Loans	Aggregate Balance $	% of Aggregate Balance
Alabama	2	$416,650	0.05
Arizona	338	66,913,577	7.55
Arkansas	1	84,800	0.01
California	1,494	540,543,597	61.00
Colorado	96	19,885,674	2.24
Connecticut	13	3,411,100	0.38
Delaware	3	730,800	0.08
District Of Columbia	3	900,000	0.10
Florida	166	41,461,104	4.68
Georgia	16	2,810,650	0.32
Hawaii	5	1,334,000	0.15
Illinois	122	29,304,850	3.31
Indiana	3	636,100	0.07
Iowa	5	643,900	0.07
Kansas	2	532,400	0.06
Maryland	45	14,188,450	1.60
Massachusetts	34	10,349,520	1.17
Michigan	7	1,258,850	0.14
Minnesota	48	9,487,000	1.07
Mississippi	1	171,275	0.02
Missouri	8	1,693,900	0.19
Montana	7	1,253,750	0.14
Nebraska	1	107,200	0.01
Nevada	94	21,202,229	2.39
New Hampshire	4	792,400	0.09
New Jersey	24	6,803,560	0.77
New Mexico	2	372,000	0.04
New York	44	16,459,020	1.86
North Carolina	25	5,533,431	0.62
Oklahoma	8	965,000	0.11
Oregon	44	9,558,326	1.08
Pennsylvania	9	1,400,150	0.16
Rhode Island	2	642,000	0.07
South Carolina	1	162,400	0.02
Texas	95	16,584,900	1.87

Utah	5	890,800	0.10
Virginia	31	9,535,045	1.08
Washington	153	36,589,200	4.13
Wisconsin	49	9,461,050	1.07
Wyoming	2	1,092,000	0.12
Total:	**3,012**	**$886,162,658**	**100.00**

Adjustment Type	**# of Loans**	**Aggregate Balance $**	**% of Aggregate Balance**
Arm	3,012	$886,162,658	100.00
Total:	**3,012**	**$886,162,658**	**100.00**

Original Loan To Value Ratio	**# of Loans**	**Aggregate Balance $**	**% of Aggregate Balance**
<= 50.00%	160	$44,517,345	5.02
50.01% - 55.00%	71	22,335,400	2.52
55.01% - 60.00%	105	32,975,950	3.72
60.01% - 65.00%	239	78,851,571	8.90
65.01% - 70.00%	241	86,087,055	9.71
70.01% - 75.00%	311	108,520,418	12.25
75.01% - 80.00%	1,778	491,232,462	55.43
80.01% - 85.00%	28	5,260,450	0.59
85.01% - 90.00%	55	11,405,238	1.29
90.01% - 95.00%	24	4,976,769	0.56
Total:	**3,012**	**$886,162,658**	**100.00**

Loan Purpose	# of Loans	Aggregate Balance $	% of Aggregate Balance
Purchase	1,540	$432,172,436	48.77
Cash Out Refinance	877	265,223,535	29.93
Rate/Term Refinance	595	188,766,687	21.30
Total:	**3,012**	**$886,162,658**	**100.00**

Property Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Townhouse	12	$3,479,630	0.39
Condominium	355	91,604,535	10.34
PUD	737	214,910,502	24.25
Single Family	1,773	535,710,316	60.45
Two- to Four Family	135	40,457,675	4.57
Total:	**3,012**	**$886,162,658**	**100.00**

Document Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Full	1,579	$478,329,439	53.98
No Doc	190	48,336,250	5.45
No Ratio	67	21,933,025	2.48
Stated Doc	1,176	337,563,944	38.09
Total:	**3,012**	**$886,162,658**	**100.00**

Owner Occupancy Status	# of Loans	Aggregate Balance $	% of Aggregate Balance
Investor	339	$79,906,183	9.02
Primary	2,596	786,250,799	88.73
Secondary	77	20,005,676	2.26
Total:	**3,012**	**$886,162,658**	**100.00**

Loan Age	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	1,181	$363,014,483	40.96
1	1,254	361,725,232	40.82
2	515	143,150,863	16.15
3	33	10,655,810	1.20
4	9	2,815,000	0.32
5	3	511,900	0.06
6	7	1,561,770	0.18
7	5	1,398,000	0.16
8	3	493,600	0.06
9	1	276,000	0.03
12	1	560,000	0.06
Total:	**3,012**	**$886,162,658**	**100.00**

Prepay Original Term	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	2,446	$750,488,167	84.69
36	558	133,771,741	15.10
60	8	1,902,750	0.21
Total:	**3,012**	**$886,162,658**	**100.00**

FICO Scores	# of Loans	Aggregate Balance $	% of Aggregate Balance
Not Available 0	1	$205,000	0.02
601 - 625	3	713,392	0.08
626 - 650	29	7,530,900	0.85
651 - 675	268	75,441,519	8.51
676 - 700	457	134,159,880	15.14
701 - 725	673	190,665,730	21.52
726 - 750	632	183,157,542	20.67
751 - 775	530	169,558,992	19.13
776 - 800	340	102,700,908	11.59
801 - 825	79	22,028,795	2.49
Total:	**3,012**	**$886,162,658**	**100.00**

Gross Margin	# of Loans	Aggregate Balance $	% of Aggregate Balance
2.001% - 2.500%	2,401	$655,778,758	74.00
2.501% - 3.000%	611	230,383,900	26.00
Total:	**3,012**	**$886,162,658**	**100.00**

Maximum Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
7.001% - 7.500%	1	$780,000	0.09
8.501% - 9.000%	2	724,500	0.08
9.001% - 9.500%	53	24,173,500	2.73
9.501% - 10.000%	244	101,544,506	11.46
10.001% - 10.500%	349	124,701,333	14.07
10.501% - 11.000%	534	153,027,342	17.27
11.001% - 11.500%	1,176	295,560,057	33.35
11.501% - 12.000%	557	155,609,320	17.56
12.001% - 12.500%	78	24,531,700	2.77
12.501% - 13.000%	9	2,686,150	0.30
16.001% - 16.500%	1	716,000	0.08
16.501% - 17.000%	7	1,732,250	0.20
17.001% - 17.500%	1	376,000	0.04
Total:	**3,012**	**$886,162,658**	**100.00**

Group 2 Mortgage Loans

	Minimum	Maximum	Average
Original Principal Balance	$ 40,000	$ 1,000,000	$ 385,995
Outstanding Principal Balance	$ 40,000	$ 1,000,000	$ 385,995
Original Term	360	360	360
Stated remaining Term	352	360	359
Loan Age	0	8	1
Current Interest Rate	4.875%	5.000%	4.896%
Initial Interest Rate Cap	5.000%	6.000%	5.046%
Periodic Rate Cap	2.000%	2.000%	2.000%
Gross Margin	2.250%	2.750%	2.617%
Maximum Mortgage Rate	9.875%	10.875%	9.942%
Minimum Mortgage Rate	2.250%	2.750%	2.617%
Months to Roll	52	60	59
Original Loan-to-Value	11.61%	94.98%	68.95%
Credit Score	644	814	745

Lien Position	# of Loans	Aggregate Balance $	% of Aggregate Balance
1	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Year of Origination	# of Loans	Aggregate Balance $	% of Aggregate Balance
2004	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Amortization Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Interest Only	226	92,799,705	68.89
Fully Amortizing	123	41,912,483	31.11
Total:	**349**	**$134,712,188**	**100.00**

Current Gross Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
4.501% - 5.000%	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Stated Remaining Term to Maturity	# of Loans	Aggregate Balance $	% of Aggregate Balance
349 - 360	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Product Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
5/ 6 MONTH LIBOR	24	$6,143,450	4.56
5/1 ARM 1 YR CMT	243	98,585,955	73.18
5/1 ARM 1 YR LIBOR	82	29,982,783	22.26
Total:	**349**	**$134,712,188**	**100.00**

State Distribution	# of Loans	Aggregate Balance $	% of Aggregate Balance
Alabama	1	$116,300	0.09
Arizona	18	6,368,720	4.73
California	230	99,162,385	73.61
Colorado	8	2,476,200	1.84
Connecticut	4	1,476,000	1.10
Florida	7	1,313,183	0.97
Hawaii	1	200,000	0.15
Illinois	13	3,825,900	2.84
Indiana	1	191,000	0.14
Maryland	4	1,251,100	0.93
Massachusetts	3	1,009,900	0.75
Minnesota	5	1,076,750	0.80
Nevada	1	305,000	0.23
New Jersey	2	736,000	0.55
New York	4	2,019,700	1.50
North Carolina	7	1,671,200	1.24
Oregon	7	2,087,100	1.55
Pennsylvania	3	703,000	0.52
Rhode Island	1	370,000	0.27
Texas	10	3,752,650	2.79
Virginia	2	493,000	0.37
Washington	7	2,351,600	1.75
Wisconsin	10	1,755,500	1.30
Total:	**349**	**$134,712,188**	**100.00**

Adjustment Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Arm	349	$134,712,188	100.00
Total:	**349**	**$134,712,188**	**100.00**

Original Loan To Value Ratio	# of Loans	Aggregate Balance $	% of Aggregate Balance
<= 50.00%	35	$14,277,100	10.60
50.01% - 55.00%	12	4,608,550	3.42
55.01% - 60.00%	22	9,851,300	7.31
60.01% - 65.00%	31	13,543,600	10.05
65.01% - 70.00%	44	17,828,300	13.23
70.01% - 75.00%	37	14,933,925	11.09
75.01% - 80.00%	164	59,023,663	43.81
85.01% - 90.00%	3	526,550	0.39
90.01% - 95.00%	1	119,200	0.09
Total:	**349**	**$134,712,188**	**100.00**

Loan Purpose	# of Loans	Aggregate Balance $	% of Aggregate Balance
Purchase	126	$47,348,788	35.15
Cash Out Refinance	107	36,169,500	26.85
Rate/Term Refinance	116	51,193,900	38.00
Total:	**349**	**$134,712,188**	**100.00**

Property Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Townhouse	1	$420,000	0.31

Condominium	43	14,235,240	10.57
PUD	81	32,613,903	24.21
Single Family	218	84,854,045	62.99
Two- to Four Family	6	2,589,000	1.92
Total:	**349**	**$134,712,188**	**100.00**

Document Type	# of Loans	Aggregate Balance $	% of Aggregate Balance
Full	294	$113,364,005	84.15
No Doc	3	825,000	0.61
No Ratio	1	290,650	0.22
Stated Doc	51	20,232,533	15.02
Total:	**349**	**$134,712,188**	**100.00**

Owner Occupancy Status	# of Loans	Aggregate Balance $	% of Aggregate Balance
Investor	4	$941,900	0.70
Primary	334	130,266,068	96.70
Secondary	11	3,504,220	2.60
Total:	**349**	**$134,712,188**	**100.00**

Loan Age	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	94	$41,537,025	30.83
1	201	74,628,360	55.40
2	52	17,954,803	13.33
8	2	592,000	0.44
Total:	**349**	**$134,712,188**	**100.00**

Prepay Original Term	# of Loans	Aggregate Balance $	% of Aggregate Balance
0	343	$133,264,888	98.93
36	6	1,447,300	1.07
Total:	**349**	**$134,712,188**	**100.00**

FICO Scores	# of Loans	Aggregate Balance $	% of Aggregate Balance
626 - 650	2	$224,400	0.17
651 - 675	8	2,102,000	1.56
676 - 700	39	13,089,550	9.72
701 - 725	47	19,962,500	14.82
726 - 750	98	38,304,823	28.43
751 - 775	79	31,043,960	23.04
776 - 800	61	24,580,055	18.25
801 - 825	15	5,404,900	4.01
Total:	**349**	**$134,712,188**	**100.00**

Gross Margin	# of Loans	Aggregate Balance $	% of Aggregate Balance
2.001% - 2.500%	105	$35,752,083	26.54
2.501% - 3.000%	244	98,960,105	73.46
Total:	**349**	**$134,712,188**	**100.00**

Maximum Rate	# of Loans	Aggregate Balance $	% of Aggregate Balance
9.501% - 10.000%	325	$128,568,738	95.44
10.501% - 11.000%	24	6,143,450	4.56
Total:	**349**	**$134,712,188**	**100.00**

Yield Maintenance Agreement

Period	Date	Notional Balance ($)	Strike Rate (%)
0	29-Jan-05	536,377,998	-
1	25-Feb-05	527,439,768	4.5456
2	25-Mar-05	518,649,858	4.5456
3	25-Apr-05	510,005,814	4.5457
4	25-May-05	501,505,224	4.5457
5	25-Jun-05	493,145,715	4.5458
6	25-Jul-05	484,924,951	4.5458
7	25-Aug-05	476,840,637	4.5459
8	25-Sep-05	468,890,516	4.5459
9	25-Oct-05	461,072,366	4.546
10	25-Nov-05	453,384,005	4.546
11	25-Dec-05	445,823,284	4.5461
12	25-Jan-06	438,388,092	4.5461
13	25-Feb-06	431,076,350	4.5462
14	25-Mar-06	423,886,015	4.5462
15	25-Apr-06	416,815,079	4.5463
16	25-May-06	409,861,565	4.5463
17	25-Jun-06	403,023,529	4.5464
18	25-Jul-06	396,299,060	4.5464
19	25-Aug-06	389,686,278	4.5465
20	25-Sep-06	383,183,333	4.5465
21	25-Oct-06	376,788,409	4.5466
22	25-Nov-06	370,499,716	4.5467
23	25-Dec-06	364,315,495	4.5467
24	25-Jan-07	358,234,017	4.5468
25	25-Feb-07	352,253,581	4.5468
26	25-Mar-07	346,372,514	4.5469
27	25-Apr-07	340,589,169	4.5469
28	25-May-07	334,901,930	4.547
29	25-Jun-07	329,309,204	4.547
30	25-Jul-07	323,809,426	4.5471

31	25-Aug-07	318,401,057	4.5472
32	25-Sep-07	313,082,582	4.5472
33	25-Oct-07	307,852,514	4.5473
34	25-Nov-07	302,709,386	4.5473
35	25-Dec-07	297,651,761	4.5474
36	25-Jan-08	292,678,220	4.5475
37	25-Feb-08	287,787,371	4.5475
38	25-Mar-08	282,977,845	4.5476
39	25-Apr-08	278,248,293	4.5476
40	25-May-08	273,597,391	4.5477
41	25-Jun-08	269,023,836	4.5477
42	25-Jul-08	264,526,346	4.5478
43	25-Aug-08	260,103,660	4.5479
44	25-Sep-08	255,754,539	4.5479
45	25-Oct-08	251,477,764	4.548
46	25-Nov-08	247,272,137	4.5481
47	25-Dec-08	243,136,476	4.5481
48	25-Jan-09	239,069,624	4.5482
49	25-Feb-09	235,070,440	4.5482
50	25-Mar-09	231,137,801	4.5483
51	25-Apr-09	227,270,606	4.5484
52	25-May-09	223,467,768	4.5484
53	25-Jun-09	219,728,222	4.5485
54	25-Jul-09	216,050,917	4.5485
55	25-Aug-09	212,434,822	4.5486
56	25-Sep-09	208,878,922	4.5487
57	25-Oct-09	205,382,219	4.5487
58	25-Nov-09	194,193,113	4.5488
59	25-Dec-09	10,101,095	4.5502

Balance Guaranteed Swap

Period	Date	Notional Balance ($)	Swap Agreement Fixed Rate (%)
0	29-Jan-2005	120,406,837	3.70
1	25-Feb-2005	118,652,762	3.70
2	25-Mar-2005	116,917,244	3.70
3	25-Apr-2005	115,200,322	3.70
4	25-May-2005	113,502,026	3.70
5	25-Jun-2005	107,554,624	3.70
6	25-Jul-2005	105,981,079	3.70
7	25-Aug-2005	104,424,392	3.70
8	25-Sep-2005	102,884,589	3.70
9	25-Oct-2005	101,361,689	3.70
10	25-Nov-2005	99,855,698	3.70
11	25-Dec-2005	98,366,615	3.70
12	25-Jan-2006	96,894,432	3.70
13	25-Feb-2006	95,439,132	3.70
14	25-Mar-2006	94,000,689	3.70
15	25-Apr-2006	92,579,073	3.70
16	25-May-2006	91,174,244	3.70
17	25-Jun-2006	89,786,157	3.70
18	25-Jul-2006	88,414,761	3.70
19	25-Aug-2006	87,059,998	3.70
20	25-Sep-2006	85,721,805	3.70
21	25-Oct-2006	84,400,114	3.70
22	25-Nov-2006	83,094,851	3.70
23	25-Dec-2006	81,805,937	3.70
24	25-Jan-2007	80,533,289	3.70
25	25-Feb-2007	79,276,821	3.70
26	25-Mar-2007	78,036,440	3.70
27	25-Apr-2007	76,812,051	3.70
28	25-May-2007	75,603,555	3.70
29	25-Jun-2007	74,410,849	3.70
30	25-Jul-2007	73,233,828	3.70
31	25-Aug-2007	72,072,382	3.70
32	25-Sep-2007	70,926,400	3.70
33	25-Oct-2007	68,555,385	3.70
34	25-Nov-2007	67,467,653	3.70
35	25-Dec-2007	13,283,575	3.70

Balance Guaranteed Swap

Period	Date	Notional Balance ($)	Swap Agreement Fixed Rate (%)
0	29-Jan-05	229,377,823	3.43
1	25-Feb-05	223,889,919	3.43
2	25-Mar-05	218,533,086	3.43
3	25-Apr-05	213,304,198	3.43
4	25-May-05	208,200,204	3.43
5	25-Jun-05	203,218,124	3.43
6	25-Jul-05	198,355,050	3.43
7	25-Aug-05	193,608,145	3.43
8	25-Sep-05	188,974,637	3.43
9	25-Oct-05	184,451,821	3.43
10	25-Nov-05	180,037,057	3.43
11	25-Dec-05	175,727,766	3.43
12	25-Jan-06	171,521,434	3.43
13	25-Feb-06	167,415,603	3.43
14	25-Mar-06	163,407,877	3.43
15	25-Apr-06	159,495,914	3.43
16	25-May-06	155,677,429	3.43
17	25-Jun-06	151,950,192	3.43
18	25-Jul-06	148,312,027	3.43
19	25-Aug-06	144,760,808	3.43
20	25-Sep-06	141,294,459	3.43
21	25-Oct-06	137,910,957	3.43
22	25-Nov-06	134,608,323	3.43
23	25-Dec-06	131,384,628	3.43
24	25-Jan-07	128,237,989	3.43
25	25-Feb-07	125,166,566	3.43
26	25-Mar-07	122,168,564	3.43
27	25-Apr-07	119,242,231	3.43
28	25-May-07	116,385,856	3.43
29	25-Jun-07	113,597,769	3.43
30	25-Jul-07	110,876,341	3.43
31	25-Aug-07	108,219,981	3.43
32	25-Sep-07	105,627,135	3.43
33	25-Oct-07	103,094,053	3.43
34	25-Nov-07	100,621,517	3.43
35	25-Dec-07	13,283,575	3.43

Average Life Tables – To Call

	5% CPR *To Call*	10% CPR *To Call*	25% CPR *To Call*	30% CPR *To Call*	50% CPR *To Call*
Class 1-A-1					
WAL	11.28	6.91	2.76	2.25	1.19
Payment Window	1-243	1-161	1-66	1-54	1-28
Class 1-A-2					
WAL	11.28	6.91	2.76	2.25	1.19
Payment Window	1-243	1-161	1-66	1-54	1-28
Class 1-M-1					
WAL	11.28	6.91	2.76	2.25	1.19
Payment Window	1-243	1-161	1-66	1-54	1-28
Class 1-M-2					
WAL	11.28	6.91	2.76	2.25	1.19
Payment Window	1-243	1-161	1-66	1-54	1-28
LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

Average Life Tables – To Maturity

	5% CPR *To Maturity*	10% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	50% CPR *To Maturity*
Class 1-A-1					
WAL	12.15	7.96	3.36	2.74	1.44
Payment Window	1-356	1-343	1-206	1-171	1-91
Class 1-A-2					
WAL	12.15	7.96	3.36	2.74	1.44
Payment Window	1-356	1-343	1-206	1-171	1-91
Class 1-M-1					
WAL	12.15	7.96	3.36	2.74	1.44
Payment Window	1-356	1-343	1-206	1-171	1-91
Class 1-M-2					
WAL	12.15	7.96	3.36	2.74	1.44
Payment Window	1-356	1-343	1-206	1-171	1-91

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

Price Yield Tables – Group 2

Class 2-A-1					
	5% CPB *To Call*	10% CPB *To Call*	25% CPB *To Call*	30% CPB *To Call*	50% CPB *To Call*
Price	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
99-07	4.404	4.422	4.490	4.531	4.735
99-08	4.396	4.413	4.477	4.516	4.707
99-09	4.387	4.404	4.464	4.500	4.678
99-10	4.379	4.395	4.451	4.485	4.650
99-11	4.371	4.385	4.437	4.470	4.622
99-12	4.363	4.376	4.424	4.455	4.594
99-13	4.355	4.367	4.411	4.439	4.566
99-14	4.346	4.358	4.398	4.424	4.538
99-15	4.338	4.348	4.385	4.409	4.510
99-16	4.330	4.339	4.372	4.393	4.482
99-17	4.322	4.330	4.358	4.378	4.454
99-18	4.314	4.321	4.345	4.363	4.426
99-19	4.306	4.312	4.332	4.348	4.398
WAL	4.31	3.81	2.63	2.25	1.18
Principal Window	1-59	1-59	1-59	1-54	1-28

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

Class 2-M-1					
	5% CPB *To Call*	10% CPB *To Call*	25% CPB *To Call*	30% CPB *To Call*	50% CPB *To Call*
Price	Yield	Yield	Yield	Yield	Yield
98-17	4.585	4.627	4.783	4.870	5.359
98-18	4.577	4.617	4.770	4.855	5.330
98-19	4.569	4.608	4.756	4.839	5.302
98-20	4.560	4.599	4.743	4.824	5.273
98-21	4.552	4.589	4.729	4.808	5.245
98-22	4.544	4.580	4.716	4.793	5.216
98-23	4.536	4.571	4.703	4.777	5.188
98-24	4.527	4.561	4.689	4.762	5.159
98-25	4.519	4.552	4.676	4.747	5.131
98-26	4.511	4.543	4.663	4.731	5.103
98-27	4.503	4.533	4.649	4.716	5.074
98-28	4.494	4.524	4.636	4.700	5.046
98-29	4.486	4.515	4.623	4.685	5.017
WAL	4.31	3.81	2.63	2.25	1.18
Principal Window	1-59	1-59	1-59	1-54	1-28

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86

Class 2-M-2					
	5% CPB *To Call*	10% CPB *To Call*	25% CPB *To Call*	30% CPB *To Call*	50% CPB *To Call*
Price	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
98-05	4.685	4.739	4.944	5.057	5.703
98-06	4.676	4.730	4.931	5.042	5.674
98-07	4.668	4.720	4.917	5.026	5.645
98-08	4.660	4.711	4.904	5.010	5.617
98-09	4.652	4.701	4.890	4.995	5.588
98-10	4.643	4.692	4.877	4.979	5.559
98-11	4.635	4.683	4.863	4.964	5.531
98-12	4.627	4.673	4.850	4.948	5.502
98-13	4.618	4.664	4.837	4.933	5.473
98-14	4.610	4.655	4.823	4.917	5.445
98-15	4.602	4.645	4.810	4.901	5.416
98-16	4.593	4.636	4.796	4.886	5.387
98-17	4.585	4.627	4.783	4.870	5.359
WAL	4.31	3.81	2.63	2.25	1.18
Principal Window	1-59	1-59	1-59	1-54	1-28

LIBOR_1MO	2.45	2.45	2.45	2.45	2.45
LIBOR_6MO	2.87	2.87	2.87	2.87	2.87
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.86	2.86	2.86	2.86	2.86